Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

dated May 11, 2006

by and among

Smurfit-Stone Container Enterprises, Inc.,

Smurfit-Stone Container Canada Inc.

and

BLUEGRASS CONTAINER COMPANY, LLC

i

5.13	Cap Ex	36

ARTICLE VI Financial Statements; Other Prior Deliveries and Pre-Closing Deliveries		37
6.01	Pre-Signing Deliveries	37
6.02	Pre-Closing Title Policy and Survey Delivery	37
6.03	Pre-Signing Deliveries by Purchaser	38

ARTICLE VII Warranties and Representations of SSCE		38
7.01	Due Incorporation and Qualification; Equity Interests	38
7.02	Authority	39
7.03	No Violations and Consents	39
7.04	Brokers	39
7.05	Required Assets	39
7.06	Contracts	40
7.07	Financial Statements; No Undisclosed Liabilities	41
7.08	Absence of Changes	42
7.09	Insurance	42
7.10	Title to Properties	42
7.11	Title to Tangible Personal Property	42
7.12	Intellectual Property	43
7.13	Litigation	43
7.14	Compliance With Laws	43
7.15	Labor Matters	43
7.16	Employee Benefit Matters	44
7.17	Taxes	46
7.18	Licenses and Permits	46
7.19	Environmental Matters	46
7.20	Books and Records; Internal Controls and Procedures	47
7.21	Related Party Transactions	47
7.22	Goods and Services Tax and Harmonized Sales Tax Registration	47
7.23	No Taxable Canadian/Québec Property	48
7.24	Disclaimer of Warranties	48

ARTICLE VIII Warranties and Representations of the Purchaser		48
8.01	Due Formation	48
8.02	Authority	48
8.03	No Violations	48
8.04	Brokers	49
8.05	Litigation	49
8.06	Financial Ability	49

ARTICLE IX Conditions to Closing Applicable to Purchaser		49
9.01	No Termination	49
9.02	Bring-Down of Seller Warranties and Covenants	49
9.03	No Material Adverse Effect	50
9.04	No Order	50
9.05	Consents and Approvals	50

9.06	Bank Consent and Release of Lien	50
9.07	Consents and Releases of Liens Related to Other Indebtedness	50
9.08	HSR Act	50
9.09	Competition Act	50
9.10	All Necessary Documents	50
9.11	Title Policy	51

ARTICLE X Conditions to Closing Applicable to the Sellers		51
10.01	No Termination	51
10.02	Bring-Down of Purchaser Warranties and Covenants	51
10.03	No Order	51
10.04	Consents and Approvals	52
10.05	Bank Consent and Release of Lien	52
10.06	Consents and Releases of Liens Related to Other Indebtedness	52
10.07	HSR Act	52
10.08	Competition Act	52
10.09	All Necessary Documents	52

ARTICLE XI Termination		52
11.01	Termination	52

ARTICLE XII Indemnification		53
12.01	Survival	53
12.02	Seller Indemnification	53
12.03	Limitations	54
12.04	Purchaser Indemnification	55
12.05	Indemnification Notice	55
12.06	Indemnification Procedure	55
12.07	Special Procedures Relating to Specified Environmental Matters	56
12.08	Effect of Indemnity Payments	59

ARTICLE XIII Confidentiality		59
13.01	Confidentiality of Materials	59
13.02	Remedy	60

ARTICLE XIV Employee Matters		60
14.01	Obligation to Hire Employees	60
14.02	WARN and Severance	61
14.03	Collective Bargaining Agreements	62
14.04	Vacation	63
14.05	Welfare Benefit Plans	63
14.06	Defined Contribution Plans	66
14.07	Defined Benefit Plans	67
14.08	Workers’ Compensation	68
14.09	Miscellaneous Employee Matters	68
14.10	Treatment of Equity Incentives	68
14.11	Multiemployer Plan Liabilities	69

14.12	Funding Deficiency of the Assumed Canadian Plan	70

ARTICLE XV Certain Other Understandings		71
15.01	Post Closing Access to Records and Records Retention	71
15.02	Consents Not Obtained at Closing	72
15.03	Bulk Sale Waiver and Indemnity	72
15.04	Use of Business Names	72
15.05	Communications and Remittances	73
15.06	Access to Insurance Coverage	74
15.07	Covenant Not to Compete; Non-Solicitation	75
15.08	Sales Alliance	77

ARTICLE XVI Miscellaneous		77
16.01	Cost and Expenses	77
16.02	Entire Agreement	78
16.03	Counterparts	78
16.04	Assignment, Successors and Assigns	78
16.05	Savings Clause	78
16.06	Headings	78
16.07	Risk of Loss	78
16.08	Governing Law	79
16.09	Press Releases	79
16.10	U.S. Dollars	79
16.11	Survival	79
16.12	Notices	79
16.13	No Third Party Beneficiaries	80
16.14	Jurisdiction and Consent to Service	80
16.15	Equitable Remedies	80
16.16	WAIVER OF A JURY TRIAL	80
16.17	No Presumption Against Drafter	81
16.18	Planning Act (Ontario)	81

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is made and entered into this 11th day of May, 2006 (this “Agreement”) by and among Bluegrass Container Company, LLC, a Delaware limited liability company (“Purchaser”), Smurfit-Stone Container Enterprises, Inc., a Delaware corporation (“SSCE”), and Smurfit-Stone Container Canada Inc., a company continued under the Companies Act (Nova Scotia) (“Smurfit Canada” and, together with SSCE, individually referred to as a “Seller” and collectively referred to as the “Sellers”).

Recitals:

A.            One of the business divisions of SSCE is the consumer packaging division, which designs, manufactures, sells and distributes folding cartons and coated recycled board, multiwall bags, flexible packaging and labels, as reported in the Annual Report on Form 10-K of Smurfit-Stone Container Corporation (“SSCC”) as the “Consumer Packaging Segment” (the “Business”).

B.            Smurfit Canada is a wholly-owned subsidiary of SSCE.

C.            Included in the Business is a flexible packaging plant located in Brampton, Ontario, Canada (the “Brampton Plant”), which is owned by Smurfit Canada. The term “Business” as used herein shall include the Brampton Plant and the business related thereto.

D.            The Sellers desire to sell the Business and the assets and properties primarily relating to the Business hereinafter described as Purchased Assets and the Purchaser desires to acquire the Business and the Purchased Assets, on the terms and subject to the conditions hereinafter set forth.

Now, therefore, in consideration of the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

Definitions

1.01   Previously Defined Terms.   Each term defined in the first paragraph and Recitals shall have the meaning set forth above whenever used herein, unless otherwise expressly provided or unless the context clearly requires otherwise.

1.02   General Definitions.   In addition to the terms defined in the first paragraph and Recitals, whenever used herein, the following terms shall have the meanings set forth below unless otherwise expressly provided or unless the context clearly requires otherwise:

“Acquisition Proposal” - See Section 5.02(p).

“Adjustment Report” - See Section 2.05(c).

“Affiliate” shall mean a Person which, directly or indirectly, is controlled by, controls or is under common control with, another Person. As used in the preceding sentence, “control” shall mean (a) the ownership of more than 50% of the voting securities or other voting interest of any Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” - See the first paragraph of this agreement.

“Assumed Canadian Plan” - See Section 2.07(c)(ii).

“Assumed Contracts” - See clause (f) of the definition of Purchased Assets.

“Assumed Liabilities” - See Section 2.07(b).

“Assumption Agreement” shall mean that certain assumption agreement, substantially in the form of Exhibit A attached hereto.

“Balance Sheet” shall mean the audited balance sheet of the Business as of December 31, 2005.

“Balance Sheet Date” shall mean December 31, 2005.

“Brampton Plant” - See Recital C.

“Business” - See Recital A.

“Business Employees” - See Section 14.01(a)(i).

“Cap Ex Schedule” shall mean the capital expenditures budget for the Business for the 2006 calendar year set forth in Section 1.02 of the Disclosure Schedule under the heading “Cap Ex Schedule.”

“CCA Marks” — See clause (h) of the definition of Purchased Assets.

“Closing” - See Section 3.01.

“Closing Balance Sheet” - See Section 2.05(a).

“Closing Date” - See Section 3.01.

“COBRA” - See Section 14.05(f).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Collective Bargaining Agreements” - See Section 7.15.

“Competition Act” shall mean the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, and the regulations promulgated thereunder.

“Credit Agreement” - See Section 9.06.

“Current Assets” shall mean the line items constituting current assets and described on Exhibit B attached hereto and that are Purchased Assets.

“Current Liabilities” shall mean the line items constituting current liabilities and  described on Exhibit B attached hereto and that are Assumed Liabilities.

“Date of the Notice of Claim” - See Section 12.06(b).

“Debt Financing” - See Section 6.03.

“Descriptive Memorandum” shall mean that certain confidential information memorandum that was distributed through J.P. Morgan Securities Inc. by SSCE with respect to the Business.

“Developed Software” - See Section 5.04(c).

“Disclosure Schedule” shall mean the letter dated even date herewith delivered to Purchaser from the Sellers pursuant to Section 6.01(b) of this Agreement simultaneously with the execution and delivery of this Agreement.

“DOJ” shall mean the United States Department of Justice.

“Employee Plans” - See Section 7.16.

“Employment Agreements” - See Section 14.01(a)(ii).

“End Date” - See Section 11.01(c).

“Environmental Laws” shall mean any and all federal, state, foreign, provincial or local Laws relating to pollution, the protection of the environment, or the protection of human health from Hazardous Substances, including, without limitation, Laws relating to releases or threatened releases of Hazardous Substances into the indoor or outdoor environment.

“Environmental Permits” - See Section 7.19.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, each corporation, trade or business that is, along with such Person, part of the controlled group of corporations, trades or businesses under common control within the meaning of sections 414(b), (c), (m) or (o)  of the Code.

“Estimated Balance Sheet” - See Section 2.04.

“Estimated Net Current Asset Calculation” - See Section 2.04.

“Estimated Purchase Price” - See Section 2.03(a).

“Existing Products” — See Section 15.07(b)(v).

“Existing Retiree Welfare Plan Participants” - See Section 14.05(e).

“Final Phase-out Period” - See Section 15.04(a).

“Financial Statements” shall mean the audited balance sheets of the Business as of December 31, 2005, 2004 and 2003 and the related audited statements of income and changes in financial position for the years then ended together with the notes thereto and accompanied by the unqualified report thereon of Ernst & Young LLP.

“Financing Commitments” - See Section 6.03.

“FTC” shall mean the Federal Trade Commission.

“Future Retiree Welfare Plan Participants” - See Section 14.05(e).

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time.

“Government Antitrust Authority” - See Section 4.01(b).

“Governmental Authority” shall mean the government of the United States, any foreign country or any multinational authority, or any state or political subdivision of any thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the PBGC and other quasi-governmental entities established to perform such functions.

“Guarantees” - See Section 5.07.

“Hazardous Substances” shall mean (a) substances defined or designated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” or “toxic substances” under any applicable Environmental Law; (b) petroleum and petroleum products including crude oil and any fractions thereof; (c) natural gas, synthetic gas and any mixtures thereof; (d) asbestos,  toxic mold, polychlorinated biphenyls, urea-formaldehyde insulation, radioactivity; and (e) any other substances that could reasonably be expected to give rise to liability under any applicable Environmental Law.

“Hourly Employees” - See Section 14.01(a)(i)(B).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inactive Employees” - See Section 14.01(a)(i)(C).

“Indebtedness” of any Person, shall mean, without duplication:  (i) the principal of and interest upon and premium (if any) in respect of (x) indebtedness of such Person for money borrowed or (y) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, but (for the avoidance of doubt) excluding obligations required to be classified and accounted for as capital leases on a balance sheet under GAAP; and (ii) all obligations of the type referred to in clause (i) of any other Person for the payment of which such former Person is or may become responsible or liable pursuant to a guarantee or any other comparable arrangement.

“Indemnified Party” - See Section 12.05.

“Indemnifying Party” - See Section 12.05.

“Independent Auditors” - See Section 2.05(d).

“Information” - See Section 13.01.

“Initial Phase-out Period” - See Section 15.04(a).

“Insured Parcels” - See Section 6.02(a).

“Inventory” - See clause (c) of the definition of Purchased Assets.

“IRB Debt” shall mean the Indebtedness set forth in Section 1.02 of the Disclosure Schedule under the heading “IRB Debt.”

 “IRS” shall mean the Internal Revenue Service.

“Law” shall mean any law (including, without limitation, common law), statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed with by any Governmental Authority.

“Leased Real Property” - See Section 7.10.

“Leases”- See Section 7.10.

“Licensing Agreement”  shall mean the licensing agreement substantially in the form of Exhibit D attached hereto.

“Lien” shall mean any mortgage, lien (except for any lien for taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, license or sublicense, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Losses” - See Section 12.02.

“LTIP” - See Section 14.10.

“Management Balance Sheet” shall mean the management reports of the Business as of March 31, 2006, a copy of which is attached hereto as Exhibit N.

“Material Adverse Effect” shall mean any event, circumstance, change, or effect, that, individually or in the aggregate with all other events, circumstances, changes or effects, is or could reasonably be expected to be materially adverse to (I) the business, results of operations or condition (financial or otherwise) of the Business, taken as a whole, other than events, circumstances, changes or effects to the extent caused by or resulting from (a) conditions affecting the industry the Business is in generally, to the extent they do not have a disproportionately adverse affect on the Sellers or the Business, (b) changes in U.S., Canadian or global economic or political conditions or financial or securities markets generally, including the outbreak or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, to the extent such changes do not have a disproportionately adverse affect on the Sellers or the Business, (c) any event, circumstance, change or effect that is demonstrated to have resulted from the announcement of the acquisition of the Business by Purchaser or the identity of the Purchaser or its Affiliates as the acquiror of the Business, (d) any action expressly required to be taken by the Sellers by the terms of this Agreement or taken by Sellers at the express request or direction of Purchaser, or (e) any change in Law or GAAP or interpretations thereof that apply to the Business, including the adoption or proposal of any new Law, to the extent such changes do not have a disproportionately adverse affect on the Sellers or the Business; or (II) the ability of the Sellers to consummate the transactions contemplated hereby in a timely manner.

“Material Contracts” - See Section 7.06.

“Maximum Claim Amount” shall mean an amount equal to $125,000,000.

“Mercer” - See Section 14.12(a).

“Mill Sites” shall mean each of the four mill facilities located at 2500-2600 De La Cruz, Santa Clara, California; 455 West Factory Street, Wabash, Indiana; 407 Charles Street, Middletown, Ohio; and 5000 Flat Rock Road, Philadelphia, Pennsylvania.

“Minimum Claim Amount” shall mean an amount equal to $100,000.

“MIP” - See Section 14.10.

“Multiemployer Plan” shall mean an Employee Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Necessary Software” - See Section 5.04(a).

“Net Current Asset Calculation” - See Section 2.05(a).

“Net Current Assets” shall mean the Current Assets minus the Current Liabilities, each as of the applicable measurement date.

“Non-Assumed Liabilities” - See Section 2.07(c).

“Non-Union Employees” - See Section 14.01(a)(i)(A).

“Notice of Claim” - See Section 12.05.

“Notification” - See Section 12.07(g).

“Offering Documents” - See Section 5.09(a).

“On-Site Remedial Action” - See Section 12.07(b).

“Ordinary Course” shall mean the ordinary course of business of the Business, consistent with past practice and custom (including, if applicable, with respect to quantity and frequency).

“Other Transfer Taxes” - See Section 2.08.

“Past Service” shall mean service (i) as an employee of either Seller or a subsidiary or parent corporation of either Seller and (ii) as an employee of predecessor companies prior to the acquisition of the Business by either Seller, but only to the extent that such service is continuous through the Closing Date.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permitted Exceptions” shall mean (a) with respect to the Purchased Assets, other than the Real Property, the following, none of which, individually or in the aggregate, materially impairs the use or operations of the Purchased Assets in the Business as currently conducted:

(i)           Liens for Taxes and assessments not yet payable;

(ii)          Liens for Taxes, assessments and charges and other claims, the validity of which a Seller is contesting in good faith;

(iii)         Liens imposed by Law and incurred in the Ordinary Course for obligations not yet due to carriers, warehousemen, laborers, materialmen or the like;

(iv)         Liens in respect of pledges or deposits included in the Purchased Assets; and

(v)          other immaterial Liens incurred in the Ordinary Course that do not secure or relate to Indebtedness; and

(b)          with respect to the Real Property, the following, none of which, individually or in the aggregate, materially impairs the use or operations of the affected Real Property or the conduct of the Business thereon as it is currently being used and conducted:

(i)           such matters as are disclosed in Section 6.02(a) of the Disclosure Schedule and consented to in writing by the Purchaser;

(ii)          liens or encumbrances relating to the Assumed Liabilities;

(iii)         all liens for Taxes, assessments, both general and special, and other governmental charges which are not then due and payable;

(iv)         all building codes and zoning ordinances and other land use Laws of any Governmental Authority regulating the use or occupancy of the Real Property or the activities conducted thereon heretofore, now or hereafter enacted, made or issued by any such Governmental Authority having jurisdiction over such Real Property affecting the Real Property;

(v)          all easements, rights-of-way, covenants, conditions, restrictions, reservations, licenses, agreements, and other similar matters of record in the appropriate governmental offices;

(vi)         all encroachments, overlaps, boundary line disputes, shortages in area, drainage and other easements, cemeteries and burial grounds and other similar matters not of record which would be disclosed by an accurate survey or inspection of the Real Property;

(vii)        all electric, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines, service lines and facilities of any nature now located on, over or under the Real Property, and all licenses, easements, rights-of-way and other similar agreements relating thereto;

(viii)       all existing public and private roads and streets (whether dedicated or undedicated), and all railroad lines and rights-of-way affecting the Real Property;

(ix)         all rights with respect to the ownership, mining, extraction and removal of minerals of whatever kind and character (including, without limitation, all coal, iron ore, oil, gas, sulfur, methane gas in coal seams, limestone and other minerals, metals and ores) which have been granted, leased, excepted or reserved prior to the date hereof; and

(x)          inchoate mechanic’s, construction and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course.

“Permits” - See Section 7.18.

“Person” shall mean any natural person, corporation, limited liability company, partnership, joint venture, trust, association or other unincorporated entity of any kind.

“Pre-Closing Accounts Receivable” shall mean the accounts and notes receivable and other receivables of the Business relating to products sold and shipped prior to the Closing Date, excluding the Purchased Receivables.

“Properties” - See Section 7.10.

“Purchase Price” - See Section 2.02.

“Purchase Price Allocation Schedule” - See Section 2.10.

“Purchased Assets” shall mean all right, title and interest in, under and to all of the assets, rights and properties of the Sellers and their Affiliates (of whatever kind or nature, real or personal, tangible or intangible, and wherever located) used or held for use primarily in connection with or arising primarily out of the Business, except for the Retained Assets, all determined as of the Closing Date, including, without limitation:

(a)           the trade account receivable of the Brampton Plant, purchase rebates, and other accounts receivable not included in SSCE’s asset securitization program, in each case reflected as Current Assets on the Closing Balance Sheet (collectively, the “Purchased Receivables”) and the deposits and advances, prepaid expenses and other prepaid items of the Business and all other Current Assets reflected on the Closing Balance Sheet;

(b)           customary minimum levels of cash or cash equivalents at each facility of the Business and reflected as Current Assets on the Closing Balance Sheet;

(c)           the inventories of the Business, including all such inventories of raw materials, supplies, storehouse stocks, scrap, containers, spare parts, work-in-progress, consigned goods and finished goods, whether located on the Properties or stored at locations other than the Properties or in transit (“Inventory”) and reflected as Current Assets on the Closing Balance Sheet;

(d)           to the extent not included in Inventory, the tangible assets, machinery, equipment, tools, dies, molds, spare and repair parts, vehicles, transportation equipment, furniture and office equipment, goods, furnishings, jigs, fixtures, construction-in-progress and computer hardware of the Business, whether located on the Properties or stored at locations other than the Properties or in transit, including abandoned tangible personal property, tangible personal property awaiting disposal and similar property and assets;

(e)           each Seller’s right, title and interest (i) in and to the parcels of Real Property, (ii) in and to the parcels of Leased Real Property and (iii) in, to or under the Leases, together with all fixtures, fittings, buildings, structures and other improvements erected thereon, and easements, rights of way, water lines, uses, licenses, hereditaments, tenements, privileges and other appurtenances thereto;

(f)            each Seller’s right, title and interest in, to or under the leases (including the Leases, capital leases, equipment leases and warehouse leases), contracts, agreements and commitments (whether oral or written) arising from or relating primarily to the Business, including without limitation those Material Contracts identified as “Assumed Contracts” in Section 7.06 of the Disclosure Schedule (collectively the “Assumed Contracts”);

(g)           each Seller’s right, title and interest in and to all intellectual property (including the types set forth in (i) through (iv) hereto) (“Intellectual Property”) related primarily  to the Business, including that set forth in Section 1.02 of the Disclosure Schedule under the heading “Intellectual Property”: (i) trade names, trademarks, trademark registrations, trademark applications, service marks, service mark registrations, service mark applications and the goodwill of any business symbolized thereby; (ii) copyrights, copyrightable works, copyright registrations, copyright applications; (iii) patent rights (including, without limitation, issued patents, applications, divisions, continuations and continuations-in-part, reissues, patents of addition, utility models and inventors’ certificates); licenses with respect to any of the foregoing; and (iv) trade secrets, proprietary manufacturing information and inventions, drawings and designs; customer and vendor lists and the goodwill associated with any of the foregoing;

(h)           SSCE’s and its Affiliates’ right, title and interest in and to the names and marks “CCA,” “Container Corporation of America,” and any variations thereof that were ever used in connection with the Business, and all related logos (excluding in each case, any incorporating the words “Smurfit”, “Jefferson Smurfit”, “Stone”, and any variations and any related logos of the foregoing)  (the “CCA Marks”), subject to Section 7.12 hereof;

(i)            any Permits relating primarily to the Business (to the extent any of the same are transferable or assignable to the Purchaser);

(j)            all of each Seller’s files, papers, documents and records in any form or media (including computerized, on line or electronic) relating primarily to the Business, including, without limitation, credit, sales and accounting records, price sheets, catalogues and sales literature, books, processes, formulae, manufacturing data, advertising and promotional material, customer lists, vendor lists, stationery, office supplies, forms, catalogues, manuals, correspondence, production records, employment records and any other information reduced to writing or other physical or tangible media relating primarily to the Business of the Sellers, and copies of any such items relating (but not primarily relating) to the Business to the extent not containing confidential information relating to other businesses of the Sellers or their Affiliates;

(k)           all past, present and future claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, to the extent relating to the Purchased Assets or the Assumed Liabilities or primarily relating to the Business, whether arising or relating to periods prior to, on or after Closing;

(l)            all minority equity interests and investments in Persons related primarily to the Business, including those described in Section 1.02 of the Disclosure Schedule under the heading “Minority Investments”;

(m)          all other rights, assets and properties owned or leased to the Sellers on the Closing Date and primarily used in the operations of or primarily relating to the Business;

(n)           all promissory notes or other Indebtedness owed to Sellers by non-Affiliated third Persons in respect of the Business or Purchased Assets, including without limitation the promissory note in the principal amount of $3,000,000 issued to Gilman Paper Company from the Development Authority of Dodge County in respect of the Eastman, Georgia facility to the extent outstanding on the Closing Date;

(o)           all of each Seller’s goodwill in the Business as a going concern; and

(p)           all assets and agreements associated with the Assumed Canadian Plan.

“Purchased Receivables” - See clause (a) of the definition of Purchased Assets.

“Purchaser” - See the first paragraph of this Agreement.

“Purchaser’s Defined Benefit Plan” - See Section 14.07(a).

“Purchaser’s Defined Contribution Plan” - See Section 14.06(a).

“Purchaser’s Retiree Plans” - See Section 14.05(e).

“Purchaser’s Welfare Benefit Plans” - See Section 14.05(a).

“Real Property” - See Section 7.10.

“Real Property Transfer Taxes” - See Section 2.08.

“Remedial Action” shall mean all actions required under Environmental Laws as of the Closing Date or by any Governmental Authority pursuant to Environmental Laws applicable as of the Closing Date to:  (a) clean up, remove, treat or in any other way remediate any Hazardous Substances; (b) prevent the release of Hazardous Substances so that they do not migrate, endanger public health or welfare or the environment; or (c) perform studies, investigations or monitoring in respect of any such matter.

“Required Financial Information” - See Section 5.09(b).

“Restricted Business” - See Section 15.07(a).

“Restricted Period” - See Section 15.07(a).

“Retained Assets” shall mean the following assets, rights and properties of the Sellers, whether or not relating to the operations of the Business all determined as of the Closing Date:

(a)           all cash and cash equivalents on hand, in banks or in transit, including, without limitation, bank overdrafts and marketable securities, other than customary minimum levels of cash or cash equivalents at each facility of the Business, which cash or cash equivalents shall be included as a Current Asset on the Closing Balance Sheet;

(b)           all Pre-Closing Accounts Receivable;

(c)           any intercompany accounts receivable from or intercompany obligations among the Sellers and their Affiliates, relating to the Business;

(d)           subject to Section 15.06, all insurance policies of either Seller acquired or assumed by such Seller prior to the Closing Date whether or not pertaining to the Business and all rights (including claims) of each Seller of every nature and description under or arising out of such insurance policies;

(e)           subject to Section 15.04, all rights to use the name “Smurfit-Stone” and all derivatives thereof and the “Smurfit-Stone” logos and all derivatives thereof;

(f)            claims for refunds of Taxes paid by either Seller but only to the extent such Taxes either (i) constitute Non-Assumed Liabilities or (ii) are included as a Current Liability on the Closing Balance Sheet;

(g)           all past, present and future claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, to the extent related to Non-Assumed Liabilities or Retained Assets;

(h)           the assets, properties, rights and interests of the Sellers listed in Section 1.02 of the Disclosure Schedule under the heading “Retained Assets”;

(i)            any assets, properties, rights and interests of the Sellers not relating to the Business;

(j)            all rights of the Sellers under this Agreement and the agreements and instruments delivered to the Sellers by Purchaser pursuant to this Agreement; and

(k)           each Seller’s corporate seal, minute books and stock record books, the general ledgers and books of original entry, all income Tax returns and other income Tax records, reports, data, files and documents.

“Seller Credit Support Instruments” - See Section 5.07.

“Sellers” - See the first paragraph of this Agreement.

“Sellers’ Defined Benefit Plans” - See Section 14.07(a).

“Sellers’ Defined Contribution Plan” - See Section 14.06(a).

“Sellers’ Retiree Plans” - See Section 14.05(e).

“Sellers’ Welfare Benefit Plans” - See Section 14.05(a).

“Settlement Date” - See Section 2.05(e).

“Single Employer Plan” shall mean an Employee Plan which is not a Multiemployer Plan.

“Smurfit Canada” - See the first paragraph of this Agreement.

“Specified Environmental Matter” - See Section 12.07(a).

“SSCC” - See Section 14.10.

“SSCE” - See the first paragraph of this Agreement.

“Supply Agreements” shall mean the supply agreements to be executed at Closing incorporating the business terms contained in Exhibit E and otherwise in a form and on other terms reasonably acceptable to the parties hereto.

“Tangible Personal Property” shall mean the Purchased Assets consisting of tangible personal property.

“Target Net Current Assets” shall mean $235,000,000.

“Taxes” shall mean all taxes, charges, fees, duties (including custom duties), levies or other assessments, including income, gross receipts, net proceeds, capital gains, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, goods and services, harmonized sales, value added, stamp, leasing, lease, user, transfer, land transfer, fuel, excess profits, occupational, interest equalization, windfall profits, license, employer health, payroll, environmental, capital stock, disability, severance, employee’s income withholding, other withholding, unemployment and Social Security taxes, employment insurance, health insurance and Canada and Quebec and other government pension plan premiums or contributions which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Technology Employees” - See Section 14.01(a)(i)(D).

“Threshold” shall mean an amount equal to $10,000,000.

“Title Company” - See  Section 6.02(a).

“Title Report” - See Section 6.02(a).

“Transaction Documents” - See Section 3.04.

“Transferred Employees” - See Section 14.01(a)(i).

“Transition Services Agreement” shall mean that certain transition services agreement in the form of Exhibit F attached hereto with the services (including services needed to operate the Business other than those for which Sellers cannot provide such services for legal or regulatory reasons; provided that in any event Sellers will provide as much cooperation as reasonably possible with respect to any services they may not provide for legal or regulatory reasons), costs (to be determined without a profit-making motive for the Sellers and in any event not in excess of costs allocated to the Business for the year ended December 31, 2005) and term as agreed to by SSCE, Smurfit Canada and Purchaser.

“Unlimited Representations” - See Section 12.01.

“WARN” - See Section 14.02(a).

1.03   Interpretation.   Unless the context of this Agreement otherwise requires, (a) words of any gender shall be deemed to include each other gender, (b) words using the singular or plural number shall also include the plural or singular number, respectively, (c) references to “hereof”, “herein”, “hereby” and similar terms shall refer to this entire Agreement, (d) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement, (e) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations, (f) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person) and (g) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.

1.04   Knowledge.   As used herein with respect to the Sellers, the term “knowledge” shall mean the actual knowledge after reasonable inquiry of the individuals listed in Section 1.04 of the Disclosure Schedule.

ARTICLE II

Purchase and Sale, Purchase Price,
Allocation and Other Related Matters

2.01   Purchase and Sale.   Upon the terms and subject to the conditions of this Agreement, at the Closing the Sellers shall sell, assign, convey, transfer and deliver to the Purchaser and the Purchaser shall acquire from the Sellers the Purchased Assets free and clear of all Liens (other than Permitted Exceptions and Liens imposed by the Purchaser).

2.02   Purchase Price.   The purchase price payable by the Purchaser for the Purchased Assets shall be:

(a)           One Billion, Forty Million U.S. Dollars and No Cents ($1,040,000,000.00) (“Initial Purchase Price”) and (i) either plus the amount, if any, by which the Net Current Assets as reflected on the Closing Balance Sheet are greater than the Target Net Current Assets or minus the amount, if any, by which the Net Current Assets as reflected on the Closing Balance Sheet are less than the Target Net Current Assets and (ii) less the Closing Cap Ex Shortfall Amount, if any, determined in accordance with Section 5.13 (such amount, the “Purchase Price”) and;

(b)           as additional consideration, at the Closing, Purchaser shall assume the Assumed Liabilities pursuant to Section 2.07(a).

2.03   Estimated Purchase Price.   (a) At the Closing on the Closing Date, the Purchaser shall pay to the Sellers an amount equal to the Initial Purchase Price and either plus the amount if any, by which the Net Current Assets as reflected on the Estimated Balance Sheet are greater than the Target Net Current Assets or minus the amount, if any, by which the Net Current Assets as reflected on the Estimated Balance Sheet are less than the Target Net Current Assets and less the amount of the estimated Closing Cap Ex Shortfall (as defined in Section 5.13), if any (such amount, the “Estimated Purchase Price”).

(b)           The Estimated Purchase Price shall be paid by wire transfer of immediately available federal funds for credit to SSCE to a bank account or accounts designated by SSCE in writing to the Purchaser prior to Closing.

(c)           The Estimated Purchase Price shall be paid 100% to SSCE for its own account and on behalf of Smurfit Canada unless the Sellers provide to the Purchaser at least five

(5) days prior to the Closing different written instructions as to the allocation of the Initial Purchase Price between SSCE and Smurfit Canada.

2.04   Estimated Net Working Capital Adjustment at Closing.   No later than five business days prior to the Closing Date, the Sellers shall deliver to Purchaser (i) a balance sheet based solely upon the estimated Purchased Assets and estimated Assumed Liabilities as of the anticipated Closing Date (as adjusted, if at all, pursuant to this Section 2.04, the “Estimated Balance Sheet”); (ii) a calculation of the Net Current Assets as reflected on the Estimated Balance Sheet (as adjusted, if at all, pursuant to this Section 2.04, the “Estimated Net Current Asset Calculation”); and (iii) an estimate of the Closing Cap Ex Shortfall (if any), each of which in clauses (i) and (ii) shall be prepared in good faith in accordance with GAAP applied in a manner consistent with the Management Balance Sheet, except that the Retained Assets and the Non-Assumed Liabilities shall be excluded. Purchaser shall have the right to review and deliver any written objections to such calculation of the Estimated Net Current Asset Calculation and estimated Closing Cap Ex Shortfall (if any) on or prior to the second business day prior to the Closing Date, and the Sellers agree to address any such objections in good faith and, if agreed by the Purchaser and the Sellers, the Estimated Balance Sheet and Estimated Net Current Asset Calculation and estimated Closing Cap Ex Shortfall (if any) shall be adjusted accordingly.

2.05   Closing Balance Sheet.   (a) SSCE shall prepare and deliver to Purchaser within forty-five (45) days after the Closing Date (i) an unaudited balance sheet of the Business based solely upon the Purchased Assets and Assumed Liabilities as of the Closing Date (as adjusted, if at all, and finally determined pursuant to this Section 2.05, the “Closing Balance Sheet”); (ii) a calculation of the Net Current Assets as reflected on the Closing Balance Sheet (as adjusted, if at all, and finally determined pursuant to this Section 2.05, the “Net Current Asset Calculation”) and (iii) the Closing Cap Ex Shortfall (if any), each of which in clauses (i) and (ii) shall be prepared in good faith in accordance with GAAP applied in a manner consistent with the Management Balance Sheet, except that the Retained Assets and the Non-Assumed Liabilities shall be excluded.

(b)           The Purchaser and representatives of the Purchaser shall be permitted to observe the taking of the physical inventory on the Closing Date by SSCE in connection with the preparation of the Closing Balance Sheet. The valuation of the Inventory shall be determined in accordance with the historical policies and practices used by the Business in the valuation of the Inventory and reflected in the Management Balance Sheet. The Sellers shall, and shall cause their accountants to, provide the Purchaser and its accountants and advisors all reasonable and timely access to the employees, work papers and other books and records and information that might be relevant to the preparation and review of the Closing Balance Sheet and Net Current Asset Calculation.

(c)           Within thirty (30) days after the Closing Balance Sheet and the Net Current Asset Calculation and the calculation of Closing Cap Ex Shortfall (if any) are delivered to the Purchaser pursuant to Section 2.05(a), the Purchaser shall complete its examination thereof and shall deliver to SSCE either (i) a written acknowledgement accepting the Closing Balance Sheet and the Net Current Asset Calculation and calculation of Closing Cap Ex Shortfall (if any); or (ii) a written report setting forth in reasonable detail any proposed adjustments to the Closing Balance Sheet and the Net Current Asset Calculation and Closing Cap Ex Shortfall (if any) (the

“Adjustment Report”). If the Purchaser fails to respond to SSCE within such thirty (30) day period, the Purchaser shall be deemed to have accepted and agreed to the Closing Balance Sheet and the Net Current Asset Calculation and calculation of Closing Cap Ex Shortfall (if any) as delivered pursuant to Section 2.05(a).

(d)           In the event SSCE and the Purchaser fail to agree on all of the Purchaser’s proposed adjustments contained in the Adjustment Report within thirty (30) days after SSCE receives the Adjustment Report, then SSCE and the Purchaser mutually agree that KPMG LLP, certified public accountants, or such other national independent accounting firm mutually acceptable to Purchaser and SSCE (the “Independent Auditors”) shall make the final determination with respect to the correctness of the proposed adjustments in the Adjustment Report that remain in dispute solely based on the terms and provisions of this Agreement. Purchaser and SSCE shall, and shall cause their accountants to, provide the Independent Auditors all reasonable and timely access to the employees, work papers and other books and records and information as reasonably necessary for the Independent Auditors to perform their function as arbitrator (it being understood and agreed that if either Purchaser or SSCE fails to so provide such information or access within the time reasonably requested by the Independent Auditors, then such Independent Auditors shall render their decision based solely on the information timely provided and access timely afforded by Purchaser and SSCE). The decision of the Independent Auditors shall be final and binding on the Sellers and the Purchaser. The costs and expenses of the Independent Auditors and their services rendered pursuant to this Section 2.05(d) shall be borne by SSCE and Purchaser in inverse proportion as each shall prevail on the dollar amounts of such disputed items so submitted to the Independent Auditors as provided in this Section 2.05(d).

(e)           The date on which the Closing Balance Sheet and Closing Cap Ex Shortfall (if any) is finally determined pursuant to this Section 2.05 shall hereinafter be referred to as the “Settlement Date.”

2.06   Purchase Price Settlement.   (a) In the event the Purchase Price is (i) greater than the Estimated Purchase Price then the Purchaser shall pay to SSCE, or (ii) less than the Estimated Purchase Price then SSCE shall pay to the Purchaser, in either case within ten (10) days after the Settlement Date, an amount equal to such excess or shortfall, as applicable, plus interest thereon at the per annum rate equal to Adjusted LIBOR (as defined in the Debt Financing Commitment) plus the Applicable Margin (as defined in the Debt Financing Commitment) for the Revolving Facility (as defined in the Debt Financing Commitment) from the Closing Date to the date of such payment.

(b)           Any payment required pursuant to (i) Section 2.06(a)(i) hereof shall be by certified check or cashier’s check, or, at the option of SSCE, by the transfer of immediately available federal funds for credit to SSCE, at a bank account designated by SSCE in writing to the Purchaser, or (ii) Section 2.06(a)(ii) hereof shall be by certified check or cashier’s check, or, at the option of the Purchaser, by the transfer of immediately available federal funds for credit to the Purchaser, at a bank account designated by the Purchaser in writing to SSCE.

2.07   Assumed Liabilities. (a) Upon the terms and subject to the conditions of this Agreement, the Purchaser shall, at the Closing, assume and agree to pay, agree to perform, and in due course pay and discharge, the Assumed Liabilities.

(b)           The term “Assumed Liabilities” means debts, obligations and liabilities of any nature, fixed or contingent, known or unknown, primary or secondary, direct or indirect, absolute or accrued of the Sellers primarily relating to the Business and the Purchased Assets, including the following, but in each and every instance excluding the Non-Assumed Liabilities, and subject in all events to the Purchaser’s rights to indemnification for breaches of representations and warranties pursuant to and subject to the limitations set forth in Article XII, including for any breach of Section 7.19 subject to the limitations set forth in Section 12.07:

(i)            all Current Liabilities reflected or reserved for on the Closing Balance Sheet;

(ii)           all obligations and liabilities of each Seller under the Assumed Contracts;

(iii)          all obligations and liabilities of each Seller for or with respect to claims for product or service warranties or defects primarily related to the Business regardless of when such products were manufactured or when such services were rendered;

(iv)          all obligations and liabilities of each Seller with respect to the matters described in Sections 7.13, 7.14, 7.15, 7.18 and 7.19 (including, without limitation, assuming the obligations of and being substituted as a party to, the Consent Decree among SSCE, the State of Illinois and the United States to resolve matters in the May 2003 Illinois EPA Notice of Violation and the June 2003 U.S. EPA Notice of Violation and Finding of Violation with respect to the Schaumberg, IL Facility) of the Disclosure Schedule;

(v)           except as otherwise set forth specifically in this Agreement, all obligations and liabilities of each Seller for violations of, or non-compliance with, Environmental Laws or any obligations and liabilities for any Remedial Action at any of the Properties (or adjacent properties resulting from operations on the Property) and primarily relating to, resulting from, caused by or arising out of, directly or indirectly, the operations of the Business at such Properties (or adjacent properties resulting from operations on the Property) or any assets or property primarily used, manufactured, sold, leased, owned or operated in connection with the Business prior to the Closing Date, including such of the foregoing set forth in Section 7.19 of the Disclosure Schedule;

(vi)          all liabilities and obligations of each Seller in respect of claims, actions, suits, proceedings and investigations primarily relating to or arising out of, directly or indirectly, the conduct of the Business or ownership or lease of the Purchased Assets prior to the Closing Date, including, without limitation, such of the foregoing as are set forth in Section 7.13 of the Disclosure Schedule and specified to be “Assumed Liabilities”;

(vii)         all liabilities and obligations to provide certain employee benefits to the Transferred Employees, to the extent expressly required in Article XIV; and

(viii)        all liabilities and obligations related to any deductibles, retention costs or other costs incurred in order to collect insurance proceeds and specified to be Assumed Liabilities in accordance with the Section 15.06.

(c)           Non-Assumed Liabilities. The term “Non-Assumed Liabilities” means all obligations and liabilities of each Seller not expressly assumed by Purchaser herein or in the Transaction Documents, including, without limitation, the following:

(i)            any obligation or liability arising out of or relating to the Retained Assets;

(ii)           any obligation or liability related to the Employee Plans, except to the extent such liability relates to a “stand alone” Employee Plan that is maintained for the exclusive benefit of Business Employees and is set forth in Section 2.07(c)(ii) of the Disclosure Schedule (the “Assumed Canadian Plan”);

(iii)          any obligation or liability related to any Business Employees or any Transferred Employees, except to the extent such liability is expressly assumed by the Purchaser pursuant to Article XIV; provided, however, that the determination of whether Taxes are Non-Assumed Liabilities shall be governed by clauses (vii) and (viii) of this Section 2.07(c);

(iv)          any obligation or liability under any intercompany accounts payable to or intercompany obligations among the Sellers and their Affiliates, including relating to the Business;

(v)           any liability or obligation in respect of the Pre-Closing Accounts Receivable;

(vi)          any obligation or liability of each Seller in respect of claims, actions, suits, proceedings and investigations primarily relating to or arising out of, directly or indirectly, the conduct of the Business or ownership or lease of the Purchased Assets prior to the Closing Date for which the Sellers have made an insurance claim as of the Closing Date for coverage under their or their Affiliates’ existing insurance policies, binders and programs, as well as the matters set forth in Section 2.07(c)(vi) of the Disclosure Schedule whether or not insurance claims with respect thereto have been filed;

(vii)         any obligation or liability of the Sellers for any federal, state, local or foreign income Taxes for any periods prior to or subsequent to the Closing whether or not relating to the Business;

(viii)        any obligation or liability for any Taxes related to the Business or the Purchased Assets for periods (or portions thereof) ending on or before the Closing Date, except to the extent included as a Current Liability on the Closing Balance Sheet;

(ix)           any obligation and liability in respect of Indebtedness of the Sellers (including without limitation, the IRB Debt and any obligations of the Sellers in respect of promissory notes or other instruments of indebtedness to current or former officers or employees), except for trade debt relating to Assumed Contracts and included as a Current Liability on the Closing Balance Sheet;

(x)            any obligations and liabilities under or relating to Environmental Law to the extent arising from or relating to (A) any property or facility formerly owned, leased or operated in connection with the Business but that is not included among the Purchased Assets or (B) the disposal in connection with the Business of any Hazardous Substance prior to the Closing Date at any location not included among the Property;

(xi)           any current liabilities under GAAP of the Sellers or their Affiliates that are not reflected as Current Liabilities on the Closing Balance Sheet; and

(xii)          any obligations and liabilities with respect to which the Sellers have collected insurance proceeds that are specified to be Non-Assumed Liabilities in accordance with the terms of Section 15.06.

(d)           All of the Non-Assumed Liabilities shall remain and be the debts, obligations and liabilities of the Sellers, and the Purchaser shall have no liability or responsibility for any of the debts, obligations or liabilities arising therefrom.

(e)           This Section 2.07 is not intended to and shall not benefit any Person other than the Sellers and the Purchaser.

2.08   Sales and Transfer Taxes.   The Purchaser and the Sellers shall split equally the cost of (a) any real property transfer or similar tax imposed by any Governmental Authority which arises out of the transfer of the Real Property (“Real Property Transfer Taxes”) other than goods and services tax or sales tax for which the Purchaser fully receives corresponding tax credits; and (b) all other transfer, sales, purchase, use, value added, excise or similar taxes imposed by any Governmental Authority which arise out of the transfer of any of the other Purchased Assets (“Other Transfer Taxes”) other than goods and services tax or sales tax for which the Purchaser receives corresponding tax credits. To the extent either the Seller or the Purchaser incurs any Real Property Transfer Taxes or Other Transfer Taxes in transferring the Purchased Assets from the Sellers to the Purchaser under this Agreement, the Purchaser shall reimburse the Sellers, or the Sellers shall reimburse the Purchaser, as applicable, for the applicable portion of such amounts. SSCE and Smurfit Canada, as applicable, shall, each at its own expense, file all necessary Tax returns and other documentation with respect to all Real Property Transfer Taxes and Other Transfer Taxes required by applicable Law, and Purchaser, if required by applicable Law, will prepare or join in the execution of any such Tax returns and other documentation.

2.09   Goods and Services Tax and Harmonized Sales Tax Election.   The Purchaser and Smurfit Canada shall jointly elect, under subsection 167(1) of Part IX of the Excise Tax Act (Canada), and any equivalent or corresponding provision under any applicable provincial or territorial legislation imposing a similar value added or multi-staged tax, that no tax be payable with respect to the purchase and sale of the Purchased Assets under this Agreement. The Purchaser, or its Affiliate, and Smurfit Canada shall make such election(s) in prescribed form containing prescribed information and the Purchaser, or its Affiliate, shall file such election(s) in compliance with the requirements of the applicable legislation.

2.10   Allocation of Purchase Price.

(a)           Within sixty (60) days after the Settlement Date, the Purchaser shall provide a schedule to the Sellers allocating the Purchase Price (and all relevant Assumed Liabilities) (the “Purchase Price Allocation Schedule”) among the Purchased Assets in accordance with Code section 1060. Such allocation will be based on an appraisal to be performed by an independent, licensed appraiser selected and paid for solely by the Purchaser. The Sellers shall have thirty (30) days to review and approve or dispute the Purchase Price Allocation Schedule (which approval shall not be unreasonably withheld). If the Sellers dispute any portion of the Purchase Price Allocation Schedule within such thirty (30) day period, the parties shall cooperate in good faith to resolve such dispute. To the extent the parties are unable to resolve such dispute, the dispute, shall be resolved in accordance with the dispute resolution mechanics set forth in Section 2.05(d) (mutatis mutandis). Each party hereto agrees for all Tax reporting purposes (including for purposes of filing of an IRS Form 8594) to report the transactions consistently with the allocation set forth on the Purchase Price Allocation Schedule (as agreed upon by the Sellers or otherwise resolved in accordance with this Section 2.10). The parties hereto shall make appropriate adjustments to the allocations on the Purchase Price Allocation Schedule to reflect any adjustments to the Purchase Price.

(b)           The Sellers and the Purchaser agree that the Purchase Price Allocation Schedule shall be prepared in accordance with Brampton Plant Appraisal (as defined below) and that the amount set forth on the Purchase Price Allocation Schedule with respect to the Brampton Plant shall constitute the portion of the Purchase Price (after being reduced to reflect any Assumed Liabilities which are liabilities of Smurfit Canada) paid to Smurfit Canada for the Purchased Assets it is conveying under this Agreement and the balance of  the Purchase Price shall constitute the portion of the Purchase Price paid for the Purchased Assets SSCE is conveying under this Agreement.

(c)           The Purchaser shall obtain, at the Purchaser’s sole expense, a separate appraisal of the tangible assets consisting of the Brampton Plant (the “Brampton Plant Appraisal”) and shall deliver the results of such appraisal to the Sellers for Sellers’ review and approval in accordance with the procedures set forth in Section 2.10(a); provided, however, the Purchaser shall use commercially reasonable efforts to obtain the Brampton Plan Appraisal prior to the Closing Date, and Sellers shall use their commercially reasonable efforts to approve the amounts set forth in the Brampton Plant Appraisal prior to the Closing Date. If the Purchaser or Sellers are unable, after using commercially reasonable efforts to complete and approve the Brampton Plant Appraisal prior to the Closing Date, the Purchaser and Sellers shall use commercially reasonable efforts to complete and approve the Brampton Plant Appraisal in accordance with the procedures set forth in Section 2.10(a) as soon as practicable following the Closing Date. In no event shall any failure to obtain the Brampton Plant Appraisal prior to the Closing Date delay or interfere with the Closing.

2.11   Accounts Receivable.   Promptly after the Closing, the Sellers will furnish the Purchaser with a list of the Pre-Closing Accounts Receivable outstanding as of the Closing Date. The Purchaser agrees to use its Ordinary Course efforts to collect the Pre-Closing Accounts Receivable, provided, however, the Purchaser shall not be required to institute a legal proceeding or retain a collection agency or take any other action outside of the Ordinary Course to collect the Pre-Closing Accounts Receivable. The Sellers may at any time designate a representative to monitor such collection at the Purchaser’s facility and the Purchaser shall provide the Sellers with reasonable access to the Purchaser’s books and records to the extent reasonably required by the Sellers to confirm the Purchaser’s compliance with this Section 2.11. If the Purchaser receives a payment from an account debtor relating solely to any Pre-Closing Account Receivable, the Purchaser shall remit such payment to the Sellers within five (5) business days of its receipt of such payment. On the tenth (10th) day of each calendar month after the Closing, the Purchaser shall provide the Sellers with a reconciliation of the collection of Pre-Closing Accounts Receivable for the month ended prior thereto. To the extent the Purchaser receives a payment from an account debtor of a Pre-Closing Account Receivable who also has an account receivable owing to the Purchaser relating to a post-Closing transaction, the Purchaser agrees to apply such payment to the oldest invoice first unless such account debtor specifically designates the application of such payment. The Purchaser agrees to execute such notices, bills of sale, assignment agreements or other documents as may be reasonably requested by Sellers and required to implement the transactions contemplated by this Section 2.11. In the event that any Pre-Closing Account Receivable from an account debtor remains outstanding for more than 180 days, SSCE shall consult with the Purchaser as to appropriate actions to collect such account. With the Purchaser’s prior written consent (such consent not to be unreasonably withheld), the Seller may take reasonable action to collect such receivable.

ARTICLE III

Closing and Closing Date Deliveries

3.01   Closing.   The term “Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Purchased Assets to the Purchaser in exchange for the payment of the Initial Purchase Price to the Sellers pursuant to Section 2.03(a). The Closing shall take place at the offices of Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois 60601, at 10:00 a.m. local time on the fifth business day following the date upon which all of the conditions precedent set forth in Articles IX and X are satisfied or waived by the appropriate party hereto, subject to Article XI, or at such other place and time or on such other date as is mutually agreed to in writing by SSCE and the Purchaser (“Closing Date”). For purposes of determining the Closing Balance Sheet, the Closing shall be treated as occurring at 12:01 a.m. local time on the Closing Date.

3.02   Closing Deliveries by Seller.   At the Closing, the Sellers shall deliver to the Purchaser, in each case in form and substance reasonably satisfactory to Purchaser:

(a)           (i)  a special warranty deed duly executed and acknowledged by the applicable Seller in recordable form for each parcel of Real Property (other than the Brampton Plant), each substantially in the form of Exhibit G attached hereto, conveying insurable fee simple title to such Real Property, free and clear of all Liens except Permitted Exceptions;

(ii)           a duly executed registrable transfer of the Brampton Plant (and any necessary acknowledgement and direction authorizing the Purchaser’s solicitors to electronically sign and register same) in the form prescribed by Law (which shall include statements contemplated in Section 50(22) of the Planning Act (Ontario)), conveying insurable fee simple title to the Brampton Plant free and clear of all Liens except Permitted Exceptions;

(b)           such affidavits of title or other certifications as shall be reasonably required by the Title Company to insure Purchaser’s title to the Real Property as set forth in Section 7.10;

(c)           all such bills of sale, lease assignments (including assignments for all Leases other than warehouse Leases that are not material to the operation of the Business) duly executed and acknowledged by the Seller and in recordable form, each substantially in the form of Exhibit H attached hereto, trademark assignments, copyright assignments, patent assignments, contract assignments and other documents and instruments of sale, assignment, conveyance and transfer, as the parties agree are customary and reasonably necessary to assign and transfer the Purchased Assets to the Purchaser;

(d)           certified copies of the resolutions of the board of directors of SSCE and the stockholder of Smurfit Canada approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

(e)           a certificate, dated the Closing Date, executed by the appropriate officer of each Seller, required by Section 9.02;

(f)            consents from the Governmental Authorities set forth in Section 7.03 of the Disclosure Schedule and the other Persons set forth in Section 9.05 of the Disclosure Schedule;

(g)           a certificate, duly completed and executed by SSCE pursuant to section 1.1445-2(b)(2) of the Treasury Regulations, certifying that SSCE is not a “foreign person” within the meaning of section 1445 of the Code and a certificate substantially in the form attached hereto as Exhibit I and duly completed and executed by Smurfit Canada certifying such facts as to establish that the transactions contemplated hereby are exempt from withholding pursuant to Section 1445 of the Code;

(h)           a valid and current Purchase Clearance Certificate from the Workplace Safety and Insurance Board (Ontario) in respect of the Brampton Plant and the business related thereto confirming that all of its workers compensation accounts are in good standing;

(i)            evidence satisfactory to the Purchaser that, in respect of the purchase and sale of the Purchased Assets under the Agreement, Smurfit Canada has complied with the requirements of section 6 of the Retail Sales Tax Act (Ontario) and any equivalent or corresponding provision under any other applicable tax legislation indicating that all Taxes collectible or payable by Smurfit Canada have been paid up to the Closing Date. Smurfit Canada shall provide to the Purchaser on the Closing Date the duplicate of any clearance certificate obtained pursuant to section 6 of the Retail Sales Tax Act (Ontario); and

(j)            such other documents as the Purchaser or their counsel may reasonably request to carry out the purposes of this Agreement, including, but not limited to, the documents to be delivered pursuant to Article IX.

3.03   Closing Deliveries by Purchaser.   At the Closing, the Purchaser shall deliver to the Sellers, in each case in form and substance reasonably satisfactory to SSCE:

(a)           the Estimated Purchase Price to be delivered by the Purchaser pursuant to Section 2.03(a);

(b)           certified copies of the resolutions of the members of the Purchaser approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement;

(c)           a certificate, dated the Closing Date, executed by the appropriate officer of the Purchaser, required by Section  10.02;

(d)           the Assumption Agreement;

(e)           assignments for all Leases duly executed and acknowledged by the Purchaser and in recordable form, each substantially in the form of Exhibit H attached hereto; and

(f)            such other documents as the Sellers or their counsel may reasonably request to carry out the purposes of this Agreement, including, but not limited to, the documents to be delivered pursuant to Article X.

3.04   Other Agreements.   At the Closing, the Purchaser and SSCE shall enter into the Assumption Agreement, Supply Agreements, the Transition Services Agreement and the Licensing Agreement (such Agreements, together with the other instruments, agreements and certificates set forth in Sections 3.02 and 3.03 above and any letters entered into between SSCE and the Purchaser contemporaneously herewith, the “Transaction Documents”).

3.05   Cooperation.   The Sellers and the Purchaser shall, on written request, on and after the Closing Date, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement. If at any time, before or after the Closing Date, either party discovers any right, service, property and/or asset used or held for use by the Sellers or any of their Affiliates in connection with owning and operating the Business prior to the Closing that was not listed in Sections 1.02 or 7.06 of the Disclosure Schedules or was not in fact transferred or made available to the Purchaser on the Closing Date, such party shall promptly notify the other party and the parties shall take all actions and execute all documents to effectuate the transfer to Purchaser thereof or, if such right, asset and/or property is required for use in Sellers’ other businesses, the parties shall negotiate in good faith to reach a mutually agreeable shared facility or equipment arrangement or transitional services arrangement to provide the Purchaser the benefit of such right, service, property and/or asset for use in the Business following the Closing.

ARTICLE IV

Pre-Closing Filings

4.01   Antitrust Filings.

(a)           Promptly after the execution of this Agreement, SSCE and the Purchaser shall each file with DOJ and FTC the pre-merger notification form required pursuant to the HSR Act with respect to the transactions contemplated hereby, together with a request for early termination of the waiting period under the HSR Act. Promptly after the execution of this Agreement, SSCE, Smurfit Canada and the Purchaser shall file with the Commissioner of Competition under the Competition Act a pre-merger notification and/or a request for an advance ruling certificate. The Purchaser shall pay all filing fees required pursuant to the HSR Act and the Competition Act in connection with these filings.

(b)           The parties agree as follows:

(i)            each party shall promptly supply any additional information and documentary material that may be requested by any Governmental Authority pursuant to any antitrust Law, including the DOJ or FTC pursuant to the HSR Act and the Commissioner of Competition pursuant to the Competition Act (each, a “Government Antitrust Authority”);

(ii)           each party shall promptly furnish each other with any correspondence from or to, and notify each other of any other communications with, a Government Antitrust Authority, which relates to the transactions contemplated hereunder;

(iii)          neither party shall take any action with the intended effect of delaying, impairing or impeding the expiration of a waiting period under the HSR Act or any other antitrust Law;

(iv)          if a Government Antitrust Authority seeks to extend the waiting period under the HSR Act or has requested additional documents, then each party shall furnish the requested additional documents to the Government Antitrust Authority as soon as reasonably practicable;

(v)           each party shall take promptly any or all of the following actions to the extent necessary to eliminate any concerns on the part of any Government Antitrust Authority regarding the legality under any antitrust Law of the consummation of the transactions contemplated hereunder:  (A) providing information, (B) making reasonable proposals, (C) entering into and performing agreements or submitting to judicial or administrative orders, or (D) solely with respect to the Purchaser, selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise), particular assets or categories of assets, or businesses, of the Purchaser or any of its subsidiaries;

(vi)          each party shall use its reasonable best efforts, including, without limitation, taking any action contemplated by Section 4.01(b)(v), to prevent the entry in a judicial or administrative proceeding brought under any antitrust Law by any Government Antitrust Authority of any injunction or other order that would (A) make the consummation of the transactions contemplated hereunder in accordance with the terms of this Agreement unlawful or (B) materially prevent or delay such consummation;

(vii)         each party shall promptly, in the event that such an injunction or order has been issued in such a proceeding, use its reasonable best efforts, including, without limitation, the appeal thereof, or any action contemplated by Section 4.01(b)(v), to vacate, modify or suspend such injunction or order so as to permit the Closing to occur;

(viii)        each party will permit authorized representatives of the other party to be present at each meeting or conference relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such proceeding; and

(ix)           each party shall use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust Law that may be asserted by any Government Antitrust Authority to the consummation of the transactions contemplated hereunder in accordance with the terms of this Agreement, including, without limitation, taking any action contemplated by Section 4.01(b)(v).

4.02   Government Filings.   The Sellers and the Purchaser covenant and agree with each other to (a) promptly file, or cause to be promptly filed, with any Governmental Authority, all such notices, applications or other documents as may be necessary to consummate the transactions contemplated hereby and (b) thereafter use reasonable best efforts to obtain all consents or approvals from any such Governmental Authority as may be necessary to consummate the transactions contemplated hereby.

ARTICLE V

Pre-Closing Covenants

5.01   Access to Records.   (a)  Pending Closing, the Sellers shall at all reasonable times and upon reasonable prior notice make the properties, assets, personnel, books and records relating primarily to the Business (and also those relating (but not primarily relating) to the Business to the extent, with respect to books and records, not containing confidential information relating to other businesses of the Seller or their Affiliates other than the Business) available for examination, inspection and review by the Purchaser and its lenders, agents and representatives (including attorneys, accountants and consultants) for the purpose of (i) enabling the Purchaser to prepare to take over the operation of the Business and (ii) facilitating the Purchaser’s financing of the transactions contemplated hereby; provided, however, the Purchaser’s inspections and examinations shall be conducted during normal business hours and shall not unreasonably disrupt the normal operations of the Business. Purchaser hereby acknowledges and agrees that neither the review by the Purchaser or its lenders, agents or representatives pursuant to this Section 5.01(a), nor the existence of this Section 5.01(a), shall be interpreted as any manner of “due diligence” condition precedent to the consummation of any of the transactions contemplated hereby.

(b)           Without limiting the generality of the foregoing, as promptly as practicable and in any event no later than thirty days after the end of each calendar month ending after the date hereof and before the Closing Date, Sellers will deliver to Purchaser true and complete copies of the unaudited combined balance sheet of the Business and the related statements of income as of and for such calendar month and the portion of the fiscal year then ended (and comparable periods for the prior fiscal year), which financial statements shall be prepared in accordance with GAAP and on a basis consistent with the Financial Statements.

5.02   Conduct Pending Closing.   From the date hereof until the Closing or the earlier termination of this Agreement in accordance with Article XI hereof, the Sellers shall conduct and carry on the Business in the Ordinary Course, use commercially reasonable efforts in the Ordinary Course to retain the employees primarily engaged in the Business, and to preserve intact the Purchased Assets and all material business relationships with third parties with respect to the Business. The Sellers shall promptly notify Purchaser of any event, circumstance, change or effect that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect. Except as expressly contemplated by this Agreement, as set forth in Section 5.02 of the Disclosure Schedule or as otherwise consented to in writing by the Purchaser, solely in connection with the operation of the Business, the Sellers shall:

(a)           make capital and operating expenditures in the Ordinary Course and as contemplated in the Cap Ex Schedule, and otherwise as necessary to maintain the Purchased Assets (including using any casualty proceeds or proceeds from the disposition of any properties, rights or assets to acquire or repair Purchased Assets for use in the Business);

(b)           maintain Inventory at a level sufficient to serve the then-current requirements of the Business and otherwise in the Ordinary Course;

(c)           not purchase, sell, lease, license, mortgage, pledge or otherwise acquire or dispose of any properties, rights or assets of or in connection with the Business with a value in excess of $500,000 individually or $1,000,000 in the aggregate, except for Inventory purchased, sold or otherwise disposed of in the Ordinary Course and except for purchases as required to remain in compliance with Law (in which case Sellers shall provide Purchaser with prompt notice of such transaction);

(d)           not increase or otherwise change the rate or nature of the compensation (including wages, salaries, bonuses, and benefits under pension, profit sharing, deferred compensation and similar plans or programs) which is paid or payable to any particular Business Employee, except (i) in the Ordinary Course or (ii) as may be necessary to retain any Business Employee; provided, that in the case of clauses (i) and (ii) the aggregate cost of such increases to the Business on an annualized basis does not exceed $500,000 or (iii) pursuant to existing plans or agreements disclosed in Section 7.16 of the Disclosure Schedule;

(e)           not adopt, amend, modify or terminate any bonus, profit sharing, sales incentive, incentive, employment, retention, severance, change in control, retirement, welfare or other plan, contract or commitment for the benefit of any of the Business Employees of the Sellers, except to the extent it would not result in any liability to Purchaser and would not create any financial incentive for any such Business Employee to remain in the employ of any Seller after the Closing Date (other than any benefits or other compensation arrangements implemented broadly and consistently SSCE-wide);

(f)            not enter into, or become obligated under, any lease, contract, agreement or commitment with respect to the Business (i) entered into outside of the Ordinary Course, or (ii) that would be a Material Contract if existing on the date hereof except for capital expenditures in accordance with Section 5.02(a);

(g)           not enter into any agreement or commitment with any Affiliate of Sellers other than in the Ordinary Course and terminable without payment or penalty by the Business on less than 60 days notice;

(h)           not invoice for accounts receivable outside of the Ordinary Course, including by accelerating the timing of such invoicing;

(i)            not grant any Lien, or permit or suffer to exist any Lien other than a Permitted Exception, on any of the Purchased Assets or cancel any material debts or waive any material claims or rights pertaining to the Business or the Purchased Assets or grant or enter into any Seller Credit Support Instruments;

(j)            other than in the Ordinary Course or in accordance with Seller’s established employment practices not terminate any Business Employee or hire any employees to work primarily in the Business;

(k)           except for those employees specified in Section 5.02(k) of the Disclosure Schedule, not solicit for employment or hire (for the avoidance of doubt, whether as a direct employee or through any consulting or similar arrangement), or otherwise cause or seek to cause to leave the employ of the Sellers any Person who is or was an employee of the Sellers working primarily in the Business at any time during the three-month period immediately preceding such solicitation or hiring;

(l)            not change, amend or otherwise modify any accounting practice or policy with respect to the Business, except as required by GAAP or Law;

(m)          not materially change, amend or otherwise modify or terminate any Material Contract;

(n)           maintain in full force and effect with respect to the Business, policies of  insurance of substantially the same type, character and coverage as the policies carried and maintained by the Business as of the date of this Agreement;

(o)           not authorize or commit to make any capital expenditures following the Closing except (i) those specified on, and in the amounts therefor set forth on, the Cap Ex Schedule, (ii) aggregate capital expenditures of less than $1,000,000; and (iii) those required to remain in compliance with Law, in which case Sellers shall provide Purchaser with prompt notice of the amounts so paid or committed to be paid;

(p)           not, directly or indirectly through agents or advisors (by way of furnishing information or otherwise), (i) solicit, initiate or encourage any inquiries or proposals that constitute or could reasonably lead to, a proposal or offer for the sale, assignment, transfer or conveyance of the Business or the Purchased Assets other than the transaction contemplated by this Agreement (an “Acquisition Proposal”), or (ii) engage in negotiations or discussions concerning any Acquisition Proposal, and shall deal exclusively with the Purchaser with respect to the sale of the Purchased Assets and the Business; provided however, that the foregoing shall not in any manner prohibit SSCE or its Affiliates, managers, members, partners, directors, officers, employees, agents or advisors from  having discussions with any Person regarding the merger, acquisition, purchase or sale of stock of SSCE or of all or substantially all of the assets of SSCE or any business combination or change in control of SSCE, it being agreed that any such transaction shall not effect or relieve the obligations of the Sellers or Affiliates under this Agreement;

(q)           pay Taxes of the Business that become due and payable in the Ordinary Course; and

(r)            not agree or commit to do or otherwise take any action inconsistent with any of the foregoing.

5.03   Consents.   Subject to Section 5.04, pending the Closing Date, the Sellers shall proceed with all reasonable diligence and use reasonable best efforts to obtain prior to the Closing Date the consents, authorizations or approvals to the consummation of this Agreement, including those set forth in Sections 7.03 and 9.05 of the Disclosure Schedule and referred to in Sections 9.06 and 9.07; provided, however, that other than in respect of the matters referenced in Sections 9.06 and 9.07, the Sellers shall have no obligation to pay any third Person a fee to obtain any such consent, authorization or approval not already provided for by the applicable agreement or Law; provided, further, that in the event any such fee is imposed, the Sellers shall offer the Purchaser the opportunity to pay or reimburse Sellers for such fee in order to obtain such consent, authorization or approval.

5.04   Computer Software Systems.   (a) Promptly following the execution of this Agreement, the parties shall confer to identify all necessary consents to the assignment (or requirements for new licenses) of the computer software systems, other than the Developed Software, necessary to operate the Business as operated prior to Closing (the “Necessary Software”). To the extent any of the Necessary Software (i) is licensed from a third party software provider and requires the payment of a transfer fee, or (ii) cannot be transferred for any reason, including the refusal of a third party software provider to consent to such transfer, then, in each case, the Purchaser shall have the option to pay the transfer fees and/or the cost to acquire a replacement software system. The Sellers shall cooperate with the Purchaser in dealing with the third-party vendors of the Necessary Software. Prior to the Closing Date, as to any new operating systems which the Purchaser must acquire, the Sellers shall reasonably cooperate with the Purchaser to install, integrate and test the Necessary Software in order for the new operating system to be installed and operational as of the Closing Date.

(b)           The Sellers shall not be required to assign or transfer to the Purchaser at the Closing any of the Necessary Software that requires the consent of the respective third party provider unless such consent has been obtained, and the Sellers shall not be required to make the benefits available to such Necessary Software to the Purchaser pursuant to Section 15.02, without the consent of such third party provider, if such consent is required.

(c)           Upon the Closing, the Purchaser and SSCE will enter into one or more Licensing Agreements in a form substantially similar to the one attached hereto as Exhibit D, pursuant to which (i) Sellers and its Affiliates shall grant to Purchaser and its Affiliates a non-exclusive license under all Intellectual Property (other than the trademarks, which are governed by Section 15.04) owned by any of them that is used in connection with the Business as of the Closing Date but is not included in the Purchased Assets; (ii) Purchaser shall grant to Sellers and their Affiliates a non-exclusive license under all Intellectual Property (other than trademarks) included in the Purchased Assets that is used by any of them in connection with the Retained Assets as of the Closing Date; and (iii) SSCE or one of its Affiliates will license to the Purchaser the rights to use the computer software systems set forth in Section 5.04 of the Disclosure Schedule, which have been developed by SSCE or any of its Affiliates and are necessary to operate the Business as operated prior to the Closing (the “Developed Software”).

5.05   Investigation.   (a) The Purchaser acknowledges and agrees that it (i) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Business, the Purchased Assets and the Assumed Liabilities and (ii) will not assert any claim against the Sellers or any of their respective officers, directors, employees, agents, stockholders, creditors, Affiliates, consultants or representatives, or hold the Sellers or any such Person liable, for any inaccuracies, misstatements or omissions with respect to such information, except as permitted by Article XII.

(b)           In connection with the Purchaser’s investigation of the Purchased Assets and the Business, the Purchaser has received from the Sellers certain estimates, projections and other forecasts, plans and budgets for the Business (including those set forth in the Descriptive Memorandum). The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Purchaser is familiar with such uncertainties, and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that the Purchaser will not assert any claim against the Sellers or any of their officers, directors, employees, agents, stockholders, creditors, Affiliates, consultants or representatives, or hold the Sellers or any such Person liable with respect thereto, except as permitted by Article XII. Accordingly, the Sellers make no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Agreement or the Descriptive Memorandum.

5.06   IRB Debt.   On or prior to the Closing, the Sellers shall prepay or defease the IRB Debt and the Sellers shall cause any Lien upon the Purchased Assets securing the IRB Debt so prepaid or defeased to be released and discharged on or prior to the Closing. All costs and expenses incurred in effecting (i) such prepayment or defeasance (including, without limitation, principal payments, prepayment premium or penalty and accrued interest) and (ii) such release and discharge of Lien, shall be paid by the Sellers.

5.07   Substitute Guarantees.   On or prior to the Closing Date, Purchaser agrees to deliver one or more substitute standby letters of credit or other guarantees (collectively, “Guarantees”), in a face amount sufficient to support the total face amounts of obligations of all standby letters of credit, guarantees, indemnity bonds and other credit support instruments heretofore issued by the Sellers in respect of the Purchased Assets, Assumed Liabilities or the

Business (“Seller Credit Support Instruments”) that are outstanding as of the Closing Date and have been notified by the Sellers in writing to Purchaser (including as to total face amounts under each such Seller Credit Support Instrument (which aggregate amount shall not exceed $3,000,000)) at least five (5) business days prior to the Closing Date. Prior to and, if necessary, following the Closing Date, Purchaser and Sellers shall cooperate to obtain a release in form and substance reasonably satisfactory to Purchaser and SSCE with respect to each such Seller Credit Support Instrument. So long as a Guarantee is in effect in a face amount at least equal to the total dollar amount of all face amounts of the then-outstanding Seller Credit Support Instruments, the Sellers agree to maintain in effect each Seller Credit Support Instrument until such a release has been obtained in respect of such Seller Credit Support Instrument.

5.08   Reasonable Best Efforts.   Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its reasonable best efforts to take promptly, or cause to be taken, all reasonable actions, and to do promptly, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals under applicable Laws and to effect all necessary registrations and filings under applicable Laws, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

5.09   Cooperation with Financing.   (a) Purchaser shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms not materially less beneficial to Purchaser, (ii) satisfy on a timely basis all conditions applicable to Purchaser in such definitive agreements that are within its control and (iii) consummate the Debt Financing contemplated by the Debt Financing Commitment at Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Purchaser shall use its reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on terms that are not materially less beneficial to Purchaser as promptly as practicable following the occurrence of such event. Purchaser shall give the Sellers prompt notice upon becoming aware of any material breach by any party of the Debt Financing Commitment or any termination of the Debt Financing Commitment.

(b)           The Sellers shall provide, and use their reasonable best efforts to cause their subsidiaries and its and their respective officers, directors, employees, consultants, accountants, investment bankers, advisors, counsel and other representatives to provide, all reasonable and timely cooperation in connection with the arrangement of the Debt Financing. Such cooperation shall include (i) arranging for senior management of the Business (x) to meet with rating agencies, prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, and (y) to provide reasonable and timely assistance with the preparation of business projections and similar materials, (ii) otherwise reasonably cooperating with the marketing efforts of Purchaser and its financing sources for any of the Debt Financing, (iii) upon request, furnishing Purchaser and its financing sources with timely financial information regarding the Business as shall exist (and including, with respect to any audited financial statements, the report of the Company’s auditors thereon) (the “Required Financial Information”), (iv) assisting Purchaser and its financing sources (including by participating in drafting sessions) in the timely preparation of (A) information or syndication documents for any of the Debt Financing or any alternative to all or any portion thereof (“Offering Documents”), prepared in accordance with customary practices for first and second lien credit facilities, including by timely providing the Required Financial Information and requested proforma financial information, and (B) materials for rating agency presentations, and (v) facilitating the pledging of collateral and obtaining surveys, abstracts, appraisals and title insurance as reasonably requested by Purchaser. Notwithstanding the foregoing, the Sellers shall not have any commitment or liability in respect of any such financing which is not conditioned on the Closing or indemnified or subject to reimbursement by Purchaser and, promptly upon receipt by Purchaser of documentation reasonably satisfactory to it, Purchaser agrees to reimburse Sellers’ reasonable documented out-of-pocket expenses incurred under this Section 5.09(b) (for clarification, other than any expenses incurred by Sellers or their accountants, investments bankers, advisors, counsel and other representatives related to the preparation and delivery of financial statements of the Sellers or the Business and related audit reports or reviews, including the Required Financial Information and the financial statements contemplated by Section 5.09(c)).

(c)           Without limiting the foregoing, the Sellers shall (i) consent to the use of the Financial Statements as well as the financial statements referred to in (iii) below, (ii) use their reasonable best efforts to obtain the written consent from Ernst & Young LLP for the use of such accountants’ audit reports for the historical audited financial statements as well as the reports issued by such accountants related to the financial statements referred to in (iii) below of the Business in any future filings of Purchaser or its Affiliates with the Securities and Exchange Commission, and (iii) provide unaudited interim financial statements of the Business as of and for such periods ending after December 31, 2005 as Purchaser may request but only to the extent such financial statements are used in connection with financing transactions by Purchaser related to the transactions contemplated herein or in connection with compliance with the U.S. securities laws, including for any quarterly period ending at least 45 days prior to the Closing Date. Within 20 days after the date hereof, Sellers shall deliver the audited financial statements of the Business as of and for the year ended December 31, 2003, together with the independent accountant’s report thereon.

5.10   Release of Liens and Consents/Waivers under Indebtedness.   Sellers shall use reasonable best efforts to cause any Liens on the Business or the Purchased Assets relating to the Credit Agreement or any other Indebtedness of the Sellers and their Affiliates to be terminated and released at or before Closing, and to satisfy the conditions set forth in Sections 10.05 and 10.06.

5.11   Certain Real Estate Matters.   (a) Section 5.11(a) of the Disclosure Schedule contains a survey  (“Survey”) of the real estate owned by SSCE in Carol Stream, Illinois (“Carol Stream Site”). The Carol Stream Site currently is occupied by the Research and Development Group of SSCE (“R&D Group”), which is not part of the Business, and by the folding carton operations of the Business (“CPG - Carol Stream Group”). The Carol Stream Site is owned in fee simple by SSCE. With respect to the Carol Stream Site, the Sellers and the Purchaser agree as follows:

(i)            At Seller’s sole cost and request, the Carol Stream site would be subdivided as between the R&D Group of the Sellers and the CPG - Carol Stream Group as depicted on the Survey;

(ii)           SSCE has retained Engineering Resource Associates, Inc. to do a survey of the Carol Stream Site which will depict the subdivision of the property as between SSCE and Purchaser and provide a legal description of the parcel retained by SSCE and the parcel to be conveyed to the Purchaser pursuant to this Agreement, all to be reasonably acceptable to the Purchaser;

(iii)          SSCE will prepare a plat of subdivision consistent and reasonably acceptable to Purchaser and with the Survey and promptly apply to the Village of Carol Stream for the necessary approvals to implement the intended subdivision;

(iv)          As part of the subdivision, SSCE will receive from the Purchaser, or retain in the conveyancing deed, as mutually agreed by SSCE and the Purchaser, an easement for access to the SSCE parcel via the existing access road, and the right to share the parking lot at the end of the access road;

(v)           SSCE shall also promptly file an application with the Village of Carol Stream to amend the existing variance relating to off-street parking so that the variance applies to both the SSCE parcel and the Purchaser’s parcel after the subdivision;

(vi)          In the event the subdivision is not approved by the Village of Carol Stream prior to the Closing, then SSCE shall lease the CPG - Carol Stream Group parcel to the Purchaser rent free until the subdivision is approved and consummated; and

(vii)         At the Closing on the Closing Date, SSCE and Purchaser shall enter into a shared facility lease pursuant to which SSCE shall lease certain space in the building occupied by the R & D Group to Purchaser for a one (1) year term and on such other terms to be agreed upon by SSCE and Purchaser prior to the Closing.

(b)           SSCE owns a mill in Hodge, Alabama (“Hodge Mill”) that manufacturers linerboard and is not part of the Business; however, the Business uses a portion of the Hodge Mill for its flexible packaging operation. At the Closing on the Closing Date, SSCE and Purchaser shall enter into a shared facility lease which incorporates the terms set forth on Exhibit J-1 attached hereto and such other terms as are customary and agreed to by SSCE and the Purchaser.

(c)           SSCE currently leases a site in Des Moines, Iowa, located on 2201 Bell Avenue (“Des Moines Site”). The Des Moines site is composed of three (3) buildings: the main building, which houses a plant of the Business which makes the multiwall bag products (“Bag Plant”) and the other two buildings, which are warehouses used by the container division of SSCE and are not part of the Business. At the Closing on the Closing Date, SSCE shall sublease to the Purchaser the main building, including the Bag Plant on the terms set forth on Exhibit J-2 attached hereto and such other sublease terms as are customary and agreed to by SSCE and the Purchaser, subject to any required consent of the lessor.

(d)           SSCE’s reclamation division currently leases (i) an office in the Business’ Wabash, Indiana Mill (“Wabash Mill”); and (ii) an office in the Business’ Middleton, Ohio Mill (“Ohio Mill”). At the Closing on the Closing Date, Purchaser and SSCE shall enter into a Supply Agreement for waste fiber (“Fibre Supply Agreement”). So long as the Fibre Supply Agreement remains in effect, SSCE shall be permitted to continue using the offices in Wabash Mill and Ohio Mill at no rental charge (and otherwise on reasonable and customary terms to be agreed by the Purchaser and SSCE). Upon termination of the Fibre Supply Agreement the use of the offices by SSCE in the Wabash Mill and Ohio Mill shall terminate.

(e)           SSCE’s reclamation division currently leases a portion of the Business’ Philadelphia, Pennsylvania’s mill (“Pennsylvania Mill”). The reclamation divisions operations at the Pennsylvania Mill both supply the Pennsylvania Mill with recycled materials and engage in brokerage transactions with third parties. So long as the Fibre Supply Agreement remains in effect and the Purchaser continues to operate the Pennsylvania Mill, SSCE shall be permitted to continue using the space in the Pennsylvania Mill it is currently using at no rental charge (and otherwise on reasonable and customary terms to be agreed by the Purchaser and SSCE). Upon termination of the Fibre Supply Agreement the use of the space by SSCE in the Pennsylvania Mill shall terminate.

(f)            SSCE and the Business both share office space in the building located at 67 West Michigan Avenue, Battle Creek, Michigan (“Battle Creek Office”). The lease for the Battle Creek Office will not be included in the Purchased Assets or Assumed Contracts. At the Closing on the Closing Date, SSCE and Purchaser shall enter into a sublease agreement pursuant to which the Business will have the right to continue using the space at the Battle Creek Office it is currently using on the terms set forth on Exhibit J-3 and such other sublease terms as are customary and agreed to by SSCE and the Purchaser.

(g)           SSCE owns a facility in Fresno, California (“Fresno Facility”) at which it conducts operations unrelated to the Business. The Business currently uses space in the Fresno Facility for two of its employees. At the Closing on the Closing Date, SSCE and Purchaser shall enter into a shared facility lease pursuant to which the Business will have the right to continue using the space at the Fresno Facility it is currently using, on the terms set forth on Exhibit J-4 and such other terms as are customary and agreed to by SSCE and the Purchaser.

5.12   Shared Equipment Leases

(a)           PMCC Equipment Lease.   Reference is hereby made to that certain Master Equipment Lease Agreement dated as of February 28, 1997 by and among Wilmington Trust Company, General Foods Credit Investors No. 2 Corporation (“PMCC Lessor”) and Jefferson Smurfit Corporation (U.S.) (as amended, the “PMCC Lease”) pursuant to which SSCE leases certain pieces of equipment that are used in the Business as identified on Section 5.12(a) of the Disclosure Schedule and any other equipment primarily used by the Business and subject to the PMCC Equipment Lease (the “PMCC CRB Equipment”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause PMCC Lessor at Closing to enter into (i) a new equipment lease with Purchaser related to the PMCC CRB Equipment and (ii) a new equipment lease with SSCE related to the non-PMCC CRB Equipment under the PMCC Lease, in each case on substantially the same terms as exist under the PMCC Lease (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, PMCC Lessor has not given its consent to the new equipment leases referenced above, SSCE shall sublease the PMCC CRB Equipment to Purchaser at Closing on substantially the same terms as the PMCC Lease as it relates to the PMCC CRB Equipment. In addition, Purchaser covenants and agrees that under the terms of the PMCC sublease, if any, SSCE shall be obligated to exercise the purchase option under the terms of the PMCC Lease for the purchase of the equipment subject thereto and Purchaser shall be obligated to provide to SSCE immediately available federal funds on the purchase option closing date (as such right exists under the PMCC Lease) in an amount equal to the purchase option price attributable to the PMCC CRB Equipment. SSCE will provide the Purchaser at least 30 days written notice of the purchase option closing date.

(b)           GE Capital Lease # 4150362-001.   Reference is hereby made to that certain Master Lease Agreement dated as of December 23, 2003 (“GE Capital Lease No. 1”) by and between General Electric Capital Corporation (“GECC”) and Jefferson Smurfit Corporation (U.S.) pursuant to which SSCE leases certain pieces of equipment that are used in the Business as identified on Section 5.12(b) of the Disclosure Schedule and any other equipment primarily used by the Business and subject to GE Capital Lease No. 1 (the “GE No. 1 CRB Equipment”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause GECC at Closing to enter into (i) a new equipment lease with Purchaser related to the GE No. 1 CRB Equipment and (ii) a new equipment lease with SSCE related to the non-GE No. 1 CRB Equipment under GE Capital Lease No. 1, in each case on substantially the same terms as exist under GE Capital Lease No. 1 (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, GECC has not given its consent to the new equipment leases referenced above, SSCE shall sublease the GE No. 1 CRB Equipment to Purchaser at Closing on substantially the same terms as GE Capital Lease No. 1 as it relates to the GE No. 1 CRB Equipment.

(c)           GE Capital Lease # 30791-116.   Reference is hereby made to that certain Master Lease Agreement dated as of September 12, 1991 (“GE Capital Lease No. 2”) by and between GECC (as successor in interest to McDonnell Douglas Finance Corporation) and SSCE (as successor to Stone Container Corporation) pursuant to which SSCE leases certain pieces of equipment that are used in the Business as identified on Section 5.12(c) of the Disclosure Schedule and any other equipment primarily used by the Business and subject to GE Capital Lease No. 2 (the “GE No. 2 CRB Equipment”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause GECC at Closing to enter into (i) a new equipment lease with Purchaser related to the GE No. 2 CRB Equipment and (ii) a new equipment lease with SSCE related to the non-GE No. 2 CRB Equipment under GE Capital Lease No. 2, in each case on substantially the same terms as exist under GE Capital Lease No. 2 (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, GECC has not given its consent to the new equipment leases referenced above, Seller shall sublease the GE No. 2 CRB Equipment to Purchaser at Closing on substantially the same terms as GE Capital Lease No. 2 as it relates to the GE No. 2 CRB Equipment.

(d)           Hyster Master Lease.   Reference is hereby made to that certain Lease Agreement dated as of April 6, 2001 (“Hyster Master Lease”) between NACCO Material

Handling Group, Inc. (“NACCO”) and SSCE (as successor to Jefferson-Smurfit Corporation (U.S.)) pursuant to which SSCE leases certain pieces of equipment that are used in the Business as identified on Section 5.12(d) of the Disclosure Schedule and any other equipment primarily used by the Business and subject to the Hyster Master Lease (the “Hyster CRB Equipment”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause NACCO at Closing to enter into (i) a new equipment lease with Purchaser related to the Hyster CRB Equipment and (ii) a new equipment lease with SSCE related to the non-Hyster CRB Equipment under the Hyster Master Lease, in each case on substantially the same terms as exist under the Hyster Master Lease (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, NACCO has not given its consent to the new equipment leases referenced above, SSCE shall sublease the Hyster CRB Equipment to Purchaser at Closing on substantially the same terms as the Hyster Master Lease as it relates to the Hyster CRB Equipment.

(e)           Caterpillar Master Lease.   Reference is hereby made to that certain Lease Agreement dated as of March 1, 1991 (“Caterpillar Master Lease”) between Caterpillar Financial Services Corporation (“Caterpillar Lessor”) and SSCE (as successor to Stone Container Corporation) pursuant to which Seller leases certain pieces of equipment that are used in the Business as identified on Section 5.12(e) of the Disclosure Schedule and any other equipment primarily used by the Business and subject to the Caterpillar Master Lease (the “Caterpillar CRB Equipment”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause Caterpillar Lessor at Closing to enter into (i) a new equipment lease with Purchaser related to the Caterpillar CRB Equipment and (ii) a new equipment lease with SSCE related to the non-Caterpillar CRB Equipment under the Caterpillar Master Lease, in each case on substantially the same terms as exist under the Caterpillar Master Lease (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, Caterpillar Lessor has not given its consent to the new equipment leases referenced above, Seller shall sublease the Caterpillar CRB Equipment to Purchaser at Closing on substantially the same terms as the Caterpillar Master Lease as it relates to the Caterpillar CRB Equipment.

(f)            Auto Master Lease.   Reference is hereby made to that certain Lease and Fleet Management Services Agreement dated as of August 29, 2001 (the “Auto Master Lease”) by and between Automotive Rentals Inc. (“ARI”) and SSCE (as successor to Stone Container Corporation) pursuant to which SSCE leases certain automobiles that are used in the Business as identified on Section 5.12(f) of the Disclosure Schedule and any other automobiles primarily used by the Business and subject to the Auto Master Lease (the “Leased CRB Autos”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause ARI at Closing to enter into (i) a new auto lease with Purchaser related to the Leased CRB Autos and (ii) a new auto lease with SSCE related to the non-Leased CRB Autos under the Auto Master Lease, in each case on substantially the same terms as exist under the Auto Master Lease (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, ARI has not given its consent to the new automobile leases referenced above, SSCE shall sublease the Leased CRB Autos to Purchaser at Closing on substantially the same terms as the Auto Master Lease as it relates to the Leased CRB Autos.

(g)           DLL Master Lease.   Reference is hereby made to that certain Master Lease Agreement dated as of March 25, 2002 (“DLL Master Lease 1”) between DeLage Landen Financial Services, Inc. (“DLL”) and SSCE (as successor to Stone Container Corporation) and that certain Master Lease Agreement dated as of July 16, 2001 (“DLL Master Lease 2” and, together with DLL Master Lease 1, “DLL Master Leases), pursuant to which SSCE leases certain pieces of equipment that are used in Business as identified on Section 5.12(g) of the Disclosure Schedule and any other equipment primarily used by the Business and subject to the DLL Master Leases (the “DLL Equipment”). On or prior to the Closing Date, SSCE and Purchaser shall use their respective commercially reasonable efforts to cause DLL at Closing to enter into (i) a new equipment lease with Purchaser related to the DLL Master Leases and (ii) a new equipment lease with SSCE related to the non-DLL Equipment under the DLL Master Leases, in each case on substantially the same terms as exist under the DLL Master Leases (and on terms that are not adverse to Purchaser in any material respect). In the event that on or prior to the Closing Date, DLL has not given its consent to the new equipment leases referenced above, SSCE shall sublease the DLL Equipment to Purchaser at Closing on substantially the same terms as the DLL Master Leases as they relate to the DLL Equipment.

5.13   Cap Ex.   From the date hereof through the Closing Date, Sellers hereby covenant and agree to use commercially reasonable efforts to make capital expenditures in the months of May, June and July in the amounts of $8,269,000, $11,165,000 and $8,365,000, respectively (for each such month, the applicable “Cap Ex Target”). If the Closing Date occurs after July 31, 2006, Sellers and the Purchaser shall agree in good faith upon a Cap Ex Target for the month of August and, if necessary, for the month of September, in each case no later than the fifth day of such month. If the Closing Date occurs on a calendar day other than a month end calendar day, Sellers’ capital expenditure obligation under this Section 5.13 for the month in which the Closing Date occurred shall be prorated for the actual number of days in the month through and including the Closing Date, and the Cap Ex Target for such partial month shall be such prorated amount. If the Sellers fail to spend an amount equal to or greater than the Cap Ex Target for any month in the period up to and including the Closing Date, any such shortfall in any such month shall be referred to herein as a “Monthly Cap Ex Shortfall Amount” and shall be read herein as being a negative number. If Sellers make capital expenditures greater than the Cap Ex Target for any month in the period up to and including the Closing Date, any such excess in any such month shall be referred to herein as a “Monthly Cap Ex Excess Amount” and shall be a positive number. For each month or partial month from the date of this Agreement through and including the Closing Date, Sellers shall calculate the Monthly Cap Ex Shortfall Amount, if any, and the Monthly Cap Ex Excess Amount, if any, and add such amounts together. The resulting number if positive or zero shall be disregarded for all further purposes of this Agreement. The resulting number if negative shall be referred to as the “Closing Cap Ex Shortfall” and shall then be read for purposes of Article II as being a positive number. Sellers shall provide Purchaser evidence of actual capital expenditure spending of the Sellers in order to meet the Sellers’ obligation under this Section 5.13 and shall provide the Purchaser reasonable and timely access to the employees, work papers, books and records of the Sellers and its management to confirm any such amounts. The Sellers shall provide the information regarding capital expenditure spending as set forth herein in conjunction with its preparation and delivery of the Closing Balance Sheet as set forth in Section 2.05, and any disputes with respect to such calculations by Purchaser shall be governed by the dispute resolution mechanics set forth in Section 2.05.

ARTICLE VI

Financial Statements; Other Prior Deliveries
and Pre-Closing Deliveries

6.01   Pre-Signing Deliveries.   The Sellers have heretofore delivered to the Purchaser:

(a)           the Financial Statements; and

(b)           the Disclosure Schedules.

6.02   Pre-Closing Title Policy and Survey Delivery.   (a) At least twenty (20) days prior to the Closing Date, as and to the extent requested by the Purchaser, the Sellers shall obtain and deliver to the Purchaser:

(i)            with respect to the parcels of Real Property identified in Section 6.02(a) of the Disclosure Schedule (“Insured Parcels”), a copy of a commitment for an Owner’s Title Insurance Policy or an owner’s preliminary title report on title (“Title Report”), with legible copies of all listed exceptions, covering a date subsequent to the date hereof, issued by First American Title Insurance Company of New York (the “Title Company”), which Title Report shall contain a commitment of such title insurance company to issue an owner’s title insurance policy on ALTA 1992 Owner’s Form (or such equivalent form (including ALTA Inclusion endorsement) as would apply to the Brampton Plant) insuring the Purchaser as to the good, valid and marketable fee simple title in each Insured Parcel in an amount determined by Purchaser and subject only to (A) Permitted Exceptions and (B) such other encumbrances or imperfections, if any, which are not material in nature or amount and which do not, individually or in the aggregate, materially detract from the value of such parcels of real estate as presently used or materially impair the operations of the Business;

(ii)           with respect to the parcels of Real Property identified in Section 6.02(a) of the Disclosure Schedule, other than the Mill Sites, an “As-Built” survey for each Insured Parcel certified to any lender providing financing to the Purchaser for the transactions contemplated hereby, the Purchaser, the Title Company, and any other Person reasonably requested by the Purchaser by a registered land surveyor (registered in the jurisdiction where the property is located) and prepared in conformity with the standards of The American Land Title Association, American Congress on Surveying and Mapping and The National Society of Professional Surveyors in 2005, (i) with such Table A Items as the Purchaser may, in its reasonable discretion, require, (ii) with the Accuracy Standards (as adopted by ALTA and ACSM) of an Urban Survey, and (iii) local standards required by the Purchaser, in its reasonable discretion, as of a date subsequent to the date hereof, of each Insured Parcel.  Without limiting the foregoing, with respect to each Insured Parcel, each survey, other than the surveys covering each of the Mill Sites, shall show all easements and other appurtenances benefiting and all easements and other encumbrances burdening such Insured Parcel and shall comply with any requirements imposed by the Title Company as a condition to the removal of any survey exception from the general exceptions to the policy of title insurance covering the Insured Parcel shown on such survey; and

(iii)          with respect to the Mill Sites, surveys covering each of the Mill Sites, the level of detail of which shall be reasonably agreed upon by Sellers and Purchaser given the size and scope of the real property to be surveyed thereunder.

(b)           The reasonable costs and expenses of the Title Reports and the title insurance policies issued pursuant thereto referred to in Section 6.02(a)(i) and the surveys referred to in Section 6.02(a)(ii), shall be paid by the Purchaser, if the transactions contemplated under this Agreement are consummated, and otherwise split equally by the Purchaser and SSCE.

6.03   Pre-Signing Deliveries by Purchaser.   Attached hereto as Exhibit L is a true and complete copy of a written binding commitment of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. to provide at least $895 million in senior secured debt financing (the “Debt Financing”) in connection with the transactions contemplated by this Agreement (the “Debt Financing Commitment”) and attached hereto as Exhibit M is a true and complete copy of a written binding commitment letter from TPG Partners IV, L.P. committing to subscribe for up to $220 million in equity interests in Purchaser at the Closing (the “Equity Financing Commitment”, and together with the Debt Financing Commitment, the “Financing Commitments”).

ARTICLE VII

Warranties and Representations of SSCE

SSCE warrants and represents to the Purchaser (which warranties and representations shall survive the Closing for the periods set forth in Section 12.01) as follows:

7.01   Due Incorporation and Qualification; Equity Interests.   (a) SSCE is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Smurfit Canada is a company duly formed, validly existing and in good standing under the laws of Nova Scotia. Each of the Sellers has the requisite corporate power and authority to own, lease and operate the Purchased Assets and the Business.

(b)           Each Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it with respect to the Business or the operation of the Business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)           Except as set forth in Section 7.01 of the Disclosure Schedule, the Purchased Assets do not include (i) any, or any agreement to acquire, equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, and (ii) any obligations to repurchase, redeem or otherwise acquire any capital stock or other securities of any Person.

7.02   Authority.   Each Seller has the corporate right and power to execute and deliver and perform its obligations under this Agreement and each Transaction Document; and has taken all requisite corporate action to authorize its execution and delivery of this Agreement and each Transaction Document and the performance of its obligations under this Agreement and each Transaction Document; and each of this Agreement has been, and at Closing each Transaction Document will be, duly executed and delivered by each Seller and is binding upon, and enforceable against, each Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

7.03   No Violations and Consents.   (a) Except as set forth in Section 7.03(a) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and each Transaction Document by each Seller does not and will not, after the giving of notice, or the lapse of time, or otherwise, (i) conflict with, result in any violation of, or constitute a default under, the certificate of incorporation or formation or by-laws of the Sellers, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, any Law or any Material Contract to which either Seller is a party; (ii) result in the creation of any material Lien upon any of the Purchased Assets; (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, terminate, amend or modify, or give any party the right to terminate, amend, modify, abandon, cancel or refuse to perform any contract relating to the Business; or (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by the Sellers, or any rights or benefits are to be received by any Person, under any contract relating to the Business.

(b)           The execution and delivery by the Sellers of this Agreement and each Transaction Document does not, and the performance by the Sellers of their respective obligations hereunder and thereunder will not, require any Seller to obtain any consent, order, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority, except (a) as disclosed in Section 7.03 of the Disclosure Schedule, (b) pursuant to the applicable requirements of the HSR Act and the Competition Act, or (c) where failure to obtain such consents, orders, approvals, authorizations or actions, make such filings or give such notices would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

7.04   Brokers.   Neither this Agreement, any Transaction Document nor the sale of the Purchased Assets or any other transaction contemplated by this Agreement was induced or procured through any Person acting on behalf of, or representing, the Sellers or any of their Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity, or has or will give rise to any liability for any brokerage, finder’s or other fee or commission, except for J.P. Morgan Securities Inc. whose fees and expenses will be paid solely by SSCE.

7.05   Required Assets.   Except for the Retained Assets, the services to be provided under the Transition Services Agreement and subject to obtaining the consents listed in Sections 7.03 and 9.05 of the Disclosure Schedule and contemplated by Section 5.04, all of the material rights, services, properties and assets used or held for use by the Sellers or any of their Affiliates in connection with owning and operating the Business are (a) either owned by the Sellers or licensed or leased to the Sellers under one of the contracts or agreements conveyed to the Purchaser under this Agreement (except as otherwise contemplated by Section 15.02); and (b) included in the Purchased Assets. Except as contemplated by Sections 5.11 and 5.12, no Affiliate of Sellers (other than the Sellers) has an interest in any rights, properties or assets used or held for use primarily in the Business.

7.06   Contracts.   (a) Section 7.06 of the Disclosure Schedule sets forth a true and complete list of all Material Contracts as of the date hereof. “Material Contracts” means the following contracts, agreements and/or commitments (whether written or oral) relating to the Purchased Assets or operation of the Business:

(i)            any lease or license of (x) personal property from or to third parties having a value in excess of $1,000,000 annually or (y) real property included in the Purchased Assets to or from any third party;

(ii)           any contract relating to capital expenditures and involving future payments in excess of $1,000,000;

(iii)          any contract relating to the disposition or acquisition of assets outside the Ordinary Course or any interest in any business enterprise for value in excess of $1,000,000;

(iv)          (a) any mortgage, indenture, loan or credit agreement, security agreement or other agreement, instrument, contract (or group of related contracts) under which the Sellers or any of their Affiliates have created, incurred, assumed, or guaranteed any Indebtedness (including any agreement for the purpose of managing interest rate or foreign currency exchange risk associated with its indebtedness or financings), or any capitalized lease obligation or other agreement under which any of the assets or properties of the Business, including without limitation, the Purchased Assets (tangible and intangible) are subject to a Lien), and (b) all Seller Credit Support Instruments but excluding the Credit Agreement and related collateral documents;

(v)           any (x) joint or cooperative marketing or development contract, (y) other contract concerning a partnership, franchising arrangement or joint venture, or (z) other similar contract imposing any obligation upon the Business or the Purchaser with respect to material intellectual property that is a Purchased Asset;

(vi)          any contract or understanding relating to the ownership, disposition or voting of any security or investment included in the Purchased Assets;

(vii)         any written contract that by its terms (x) purports to materially restrict or impair the Business’s right to (i) compete with third parties or (ii) solicit or hire any Person for employment in the Business (excluding any such restriction on the solicitation or hiring applicable to Sellers but not Purchaser), or (y) includes covenants restricting the development, marketing or distribution of the products and services of the Business;

(viii)        any contract relating to the exclusive right to sell or distribute products of the Business;

(ix)           any contract granting a right of first refusal or first negotiation with regard to a sale of any portion of the Business or any of the Purchased Assets having an aggregate value in excess of $1,000,000;

(x)            any written contract with any Affiliate of any Seller or any officer, director, employee or consultant of either any Seller or any Affiliate of any Seller, in each case involving future payments in excess of $50,000 individually or $250,000 in the aggregate, that would result in a liability or obligation being transferred to the Purchaser; and

(xi)           any other contract (or group of related contracts) not otherwise described in paragraphs (i) — (x) above (A) with a term of greater than one year and involving payment by or to either Seller of $1,000,000 or more or (B) otherwise material to the Business.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (x) each Material Contract is a valid and binding obligation of each Seller that is a party thereto and, to the knowledge of Sellers, is a valid and binding obligation of each of the other parties thereto, and each Material Contract is in full force and effect, and (assuming receipt of any required consent) will continue in full force and effect following the Closing, in each case without any breach of any terms or conditions thereof or the forfeiture or impairment of any rights thereunder, (y) each Seller has performed all obligations required to be performed by it under each Material Contract to which it is a party and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and (z) to the knowledge of Sellers, each other party to each Material Contract has performed all obligations required to be performed by such party thereunder, and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder.

7.07   Financial Statements; No Undisclosed Liabilities.   (a) The Financial Statements (i) are, in all material respects, correct and complete in accordance with the books and records of the Sellers, (ii) were prepared in accordance with GAAP consistently applied, (iii) present fairly in all material respects the financial position and results of operations of the Business at the dates and for the periods indicated therein, and (iv) reflect accurately in all material respects, all costs and expenses of the Business on a stand alone basis as if not affiliated with any other Person.

(b)           On the Balance Sheet Date, the Business did not have any debts, liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), whether or not of a type required by GAAP to be disclosed, reflected or reserved against on a balance sheet, which were not fully disclosed, reflected or reserved against in the Balance Sheet or the notes thereto, except (i) as disclosed in the Disclosure Schedule, (ii) which individually, or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or (iii) which (without giving effect to any qualifications as to materiality or Material Adverse Effect contained in the representations and warranties but giving effect in lieu thereof, to the Minimum Claim Amount) would not be required to be disclosed in the Disclosure Schedule pursuant to the terms and conditions of the representations and warranties of Sellers herein (other than this Section 7.07). Except for current liabilities or obligations which have been incurred since the Balance Sheet Date in the Ordinary Course, since the Balance Sheet Date the Business has not incurred any debt, liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except (i) as disclosed in the Disclosure Schedule, whether or not required by GAAP to be reflected in the Financial Statements, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or (ii) which (without giving effect to any qualifications as to materiality or Material Adverse Effect contained in the representations and warranties but giving effect in lieu thereof, to the Minimum Claim Amount) would not be required to be disclosed in the Disclosure Schedule pursuant to the terms and conditions of the representations and warranties of Sellers herein (other than this Section 7.07).

7.08   Absence of Changes.   Since the Balance Sheet Date, the Sellers have conducted the Business only in the Ordinary Course, and the Business has not experienced any event or condition, and to the knowledge of the Sellers, no event or condition is threatened, that, individually or in the aggregate, has had or could reasonably be expected to have, a Material Adverse Effect. Since the Balance Sheet Date, except as (i) specifically contemplated by this Agreement, or (ii) set forth in Section 7.08 of the Disclosure Schedule, there has not occurred any action, development, event or occurrence or failure to act that, if it had occurred after the date of this Agreement, would have required the consent of Purchaser under Section 5.02.

7.09   Insurance.   All material properties and risks associated with the Business are covered by valid and currently effective  insurance policies or binders of insurance or programs of self-insurance, in such types and amounts as are consistent with customary practices and standards in the Sellers’ industry. The Sellers have made available to Purchaser such information.

7.10   Title to Properties.   Section 7.10 of the Disclosure Schedule contains a true and complete list of all real property and interests in real property used primarily in or necessary to the operation of the Business as it is conducted on the date of this Agreement (together with all buildings, other improvements, fixtures and appurtenances, now or subsequently located thereon, the “Real Property”),  identifying the address and legal and beneficial owner thereof. Each Seller has good and marketable fee simple title to the Real Property free and clear of all Liens, except (a) for the Permitted Exceptions, or (b) where the failure to have such good and marketable title would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to materially impair the use or operation of the affected property or the conduct of the Business thereon as it is currently being used and conducted. The Sellers have a good and valid leasehold interest in all real property leased or subleased, whether as landlord or tenant, by the Sellers and used in the Business (the “Leased Real Property”, together with the Real Property, the “Properties”) free and clear of all Liens, except for Permitted Exceptions. The Sellers have, prior to the date hereof, made available to the Purchaser correct and complete copies of the leases and subleases (together with all amendments, supplements, letters agreements, and other written agreements related thereto, each a “Lease”, collectively, the “Leases”) covering the Leased Real Property.

7.11   Title to Tangible Personal Property.Each Seller has good and marketable title to the material Tangible Personal Property owned by such Seller or valid and subsisting leases with respect to the material Tangible Personal Property leased by such Seller. All such owned Tangible Personal Property is owned free and clear of all Liens, except (a) as set forth in Section 7.11 of the Disclosure Schedule; or (b) Permitted Exceptions.

7.12   Intellectual Property.   (a) Except as set forth in Section 7.12 of the Disclosure Schedule or which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) there is not now and has not been during the past three (3) years any infringement or misappropriation by either Seller of any Intellectual Property and which is owned by any third party, (ii) there is not now any existing or, to the knowledge of the Sellers, threatened claim (asserted in writing) against either Seller, which is material to the Business, of infringement or misappropriation of any patent, trademark, trade name, servicemark, copyright or trade secret or other Intellectual Property by any third party, and (iii) Sellers take all reasonable actions to protect and maintain their material Intellectual Property and their ownership thereof (other than the CCA Marks). The CCA Marks are being conveyed to Purchaser hereunder “as is” with no warranties or representations with respect thereto.

(b)           There is no material pending or threatened claim by either Seller against any Person for infringement or misappropriation of any Intellectual Property owned by such Seller and which is utilized primarily in the conduct of the Business and included in the Purchased Assets.

7.13   Litigation.   Except as set forth in Section 7.13 of the Disclosure Schedule, (a) there are no actions, claims, arbitrations, investigations or proceedings pending, or, to the knowledge of Sellers, threatened (whether for condemnation or otherwise), against either Seller relating to or affecting the Business or any of the Purchased Assets at law or in equity, before or by any Governmental Authority, or by any other Person; which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; and (b) neither Seller in respect of or affecting the Business nor any of the Purchased Assets is subject to any order, judgment, settlement or decree of or subject to any Governmental Authority, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

7.14   Compliance With Laws.   Neither Seller is in violation of any Law applicable to the Business or by which any of the Purchased Assets are bound or subject, except (a) as set forth in Section 7.14 of the Disclosure Schedule and (b) for violations which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Notwithstanding the foregoing, compliance with Environmental Laws and any environmental condition, fact or circumstance is exclusively and solely governed by Section 7.19 and this Section 7.14 does not constitute a representation or warranty as to compliance with Environmental Laws or any environmental condition, fact or circumstance.

7.15   Labor Matters.   Section 7.15(a) of the Disclosure Schedule contains a list of  all collective bargaining agreements to which either Seller is a party, relating to employees employed by such Seller in connection with the Business (the “Collective Bargaining Agreements”). Except as disclosed in Section 7.15(b) of the Disclosure Schedule, (a) there are no strikes, slowdowns, work stoppages or other labor controversies pending or, to the knowledge of the Sellers, threatened against the Business which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Sellers have not experienced any such labor controversies which had a Material Adverse Effect on the Business within the past three years; (b) there are no arbitrations, grievances or unfair labor practice complaints pending or, to the knowledge of the Sellers, threatened against either Seller in respect of employees employed by such Seller in the Business and no Seller is in violation of any provision of any applicable collective bargaining agreement, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; (c) neither Seller is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to the employees of the Business; (d) no investigation or audit relating to any employee of the Business is pending or, to the knowledge of the Sellers, threatened which, if adversely decided, could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and (e) except as set forth in Section 7.15(e) of the Disclosure Schedule, the Sellers have not closed any plant or facility of the Business or effectuated any layoffs of employees of the Business within the past three years, nor have the Sellers planned or announced any such action for the future. All current assessments under the Workplace Safety and Insurance Act (Ontario) in relation to the Business and all of the Sellers’ contractors and subcontractors have been paid or accrued by the Sellers and the Business has not been and is not subject to any additional or penalty assessment under such legislation which has not been paid or has been given notice of any audit.

7.16   Employee Benefit Matters.   Section 7.16 of the Disclosure Schedule lists all employee benefit plans, including, but not limited to, pension, profit sharing, incentive, bonus, deferred compensation, retirement, stock option, employment, change of control, severance, medical and hospitalization, insurance, vacation, salary continuation, sick pay, welfare, fringe benefit, and other employee benefit plans, contracts, programs, policies and arrangements which either Seller maintains or under which either Seller or any of its Affiliates has any obligations with respect to any employee or former employee of the Business (the “Employee Plans”). Except as set forth in Section 7.16 of the Disclosure Schedule:

(a)           The Sellers have made available to the Purchaser copies of each material Employee Plan document and, to the extent applicable, copies of each related (i) trust agreement or other funding instrument, (ii) most recent IRS determination letter, (iii) most recent Form 5500, audited financial statements and actuarial valuation reports, and (iv) any material correspondence with any Governmental Authority within the last 3 years related to any such Employee Plan.

(b)           All contributions, premium payments and other payments due from a Seller to or under each Employee Plan covering Transferred Employees have been paid in a timely manner; and all additional contributions, premium payments and other payments due on or before the Closing Date shall have been paid by that date. No Taxes or penalties are owing or exigible under or in relation to the Assumed Canadian Plan.

(c)           In regard to the Employee Plans covering Transferred Employees: (i) there has been no termination of any “employee pension benefit plan” (as defined in section 3(2) of ERISA) under which either Seller or any ERISA Affiliate has or had any obligation to make a contribution, no proceedings to terminate any such plan have been initiated, and no event described in ERISA sections 4062, 4063 or 4069 has occurred with respect to any such plans; any of which resulted in an insufficiency of such plan’s assets necessary to satisfy all benefit liabilities under the plan (within the meaning of ERISA section 4041(b)) and (ii) except as set forth in Section 7.16(c) of the Disclosure Schedule, neither Seller nor any ERISA Affiliate has incurred any withdrawal liability with respect to any Multiemployer Plan, which has not been fully paid or would be subject to any such withdrawal liability if, as of the Closing Date, either Seller or any of its ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such Multiemployer Plan. Sellers represent that they have not taken any actions and to the best of their knowledge no events have occurred in relation to any other employee benefit plan subject to Title IV of ERISA that is maintained or contributed to by either Seller or any of their ERISA Affiliates that would subject the Purchased Assets to any undisclosed liabilities on or after the Closing Date.

(d)           Each Single Employer Plan covering Transferred Employees has been administered, funded, invested and maintained in all material respects in accordance with its governing documents and all applicable provisions of ERISA, the Code and other applicable laws. All required disclosures to employees and all required filings and other reports relating to each Single Employer Plan covering Transferred Employees have been timely made.

(e)           There is no litigation, disputed claim (other than routine claims for benefits), governmental proceedings, audit or inquiry pending or, to the knowledge of the Sellers, threatened, with respect to any Single Employer Plan covering Transferred Employees. No Person has engaged in a “prohibited transaction” (as defined in ERISA section 406 or Code section 4975) with respect to any Single Employer Plan covering Transferred Employees for which no individual or class exemption exists.

(f)            Each Single Employer Plan covering Transferred Employees which is a “group health plan” (as defined in Code section 5000(b)(1)) has complied in all material respects with the applicable requirements of ERISA sections 601 and 602 and Code section 4980B.

(g)           Each Single Employer Plan covering Transferred Employees which is intended to qualify as a tax-qualified retirement plan under Code section 401(a) has received a favorable determination letter from the IRS to that effect, and, to the Sellers’ knowledge, nothing has occurred since the date of that letter which would prevent any such plan from remaining so qualified. Each Employee Plan covering Transferred Employees which is intended to be registered with a Canadian provincial or federal Governmental Authority is so registered and no event has occurred respecting any such Employee Plan which would result in the revocation of the registration of such Employee Plan (where applicable) or entitle any Person (without the consent of Seller) to wind-up or terminate any Employee Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Employee Plan.

(h)           To the Sellers’ knowledge, no Employee Plan exists that could result in the payment to any Transferred Employee of any money or other property (including any severance payments, bonus or other compensation) or in the acceleration of any other rights or benefits to any Transferred Employee or in an acceleration of, or increase in, funding obligations as a result of the transactions contemplated herein.

(i)            There are no Employee Plans covering Canadian Business Employees to which Smurfit Canada or any of its Affiliates are required to contribute pursuant to a Collective Bargaining Agreement which are not maintained or administered by Smurfit Canada. Any payments, distributions or withdrawals from or transfers of assets to or from the Assumed Canadian Plan have been made in accordance with the valid terms of the Assumed Canadian Plan, applicable Collective Bargaining Agreements and applicable Law and occurred with the consent of any applicable Governmental Authority (where required).

(j)            Each of Sellers’ Employee Plans subject to Code Section 409A has complied in all material respects with the applicable requirements of Code Section 409A and its applicable regulations.

7.17   Taxes.   Except as set forth in Section 7.17 of the Disclosure Schedule, each Seller has duly and timely filed all federal, state, local and foreign Tax reports and returns required to be filed by it in respect of the Business and paid all Taxes due, whether or not shown on such Tax report or return. There are no proceedings, investigations, audits or claims now pending or threatened against the Sellers in respect of any Taxes, and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes, which will result in a Lien on the Purchased Assets. Except as set forth in Section 7.17 of the Disclosure Schedule, each Seller has duly withheld and, if payable, paid all Taxes which it is required to withhold including from, and pay relating to, compensation paid to the Transferred Employees. Except as set forth in Section 7.17 of the Disclosure Schedule, with respect to the Business, each Seller has collected all material sales and use taxes, including goods and services, harmonized sales and provincial sales taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate taxing authority, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use tax statutes and regulations.

7.18   Licenses and Permits.   Except as set forth in Section 7.18 of the Disclosure Schedule and except for those required by Environmental Laws which are exclusively and solely governed by Section 7.19, each Seller has, or has applied for, all governmental licenses, franchises, permits, approvals, authorizations, exemptions, certificates, registrations and similar documents or instruments (“Permits”) necessary to carry on the Business as it is currently conducted, all of which are in full force and effect, except for such governmental licenses, franchises, permits, approvals, authorizations, exemptions, certificates, registrations and similar documents or instruments, the absence or failure to be in full force and effect of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Sellers are in compliance with the terms and conditions of all such Permits except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither Seller has received notice of any claimed or purported default under any Permit and there are no proceedings pending, or, to the knowledge of Sellers, threatened, to cancel, modify or change any such Permit, except in each case as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

7.19   Environmental Matters.   Except (i) as set forth in Section 7.19 of the Disclosure Schedule; (ii) for any of the following which will not result in a Loss to Purchaser after the Closing Date; and (iii) as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (a) each Seller currently holds all Permits required under or issued pursuant to Environmental Laws with respect to the Business (collectively, “Environmental Permits”); (b) neither Seller is, or has at any time in the last five (5) years been, in violation of any Environmental Permits;  (c) neither Seller is, or has at time in the last five (5) years been, in violation of any Environmental Laws with respect to the Business or by which any of the Purchased Assets are bound or subject; (d) in the past five (5) years, neither Seller has received any (i) written or, to the knowledge of Sellers, oral notice or claim indicating that it is potentially liable with respect to any personal injury matter resulting from the presence or release of any Hazardous Substances with respect to the Business, or (ii) written notice or claim alleging that it has violated any Environmental Laws or indicating that it is potentially liable as a result of the presence or release of any Hazardous Substances with respect to the Business and to the knowledge of Sellers, there are no Hazardous Substances present at any Property under conditions reasonably expected to result in such notice or claim; (e) neither Seller is a party to any proceedings, investigations, or agreements concerning Environmental Laws or the presence or release of any Hazardous Substances with respect to the Business; and (f) the Sellers have made commercially reasonable efforts to include in the data room for this transaction a copy of all non-privileged studies, assessments (including for the avoidance of doubt, all Phase I and Phase II assessments) or investigations concerning unresolved compliance with, or unresolved liability or obligations under, Environmental Laws affecting the Business to the extent such documents are in the possession of the Sellers.

7.20   Books and Records; Internal Controls and Procedures.

(a)           The financial books and records of the Sellers related to the Business are complete and correct in all material respects, have been maintained in accordance with good business practice, and reflect the basis for the financial position and results of operations of the Business set forth in the Financial Statements.

(b)           The Sellers maintain a system of internal accounting controls relating to the Business and the Purchased Assets and Assumed Liabilities sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

7.21   Related Party Transactions.   Except as set forth in Section 7.21 of the Disclosure Schedule, no Seller has made any loan to, or entered into any other transaction outside of a general employment relationship with, any of the officers and employees of the Business. Except as set forth in Section 7.21 of the Disclosure Schedule and for Ordinary Course purchase and supply arrangements, none of which shall survive the Closing, there are no written agreements or contracts between the Business and any other business or division of any Seller or any Affiliate of any Seller.

7.22   Goods and Services Tax and Harmonized Sales Tax Registration.   Smurfit Canada is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act

(Canada) with respect to the goods and services tax and harmonized sales tax and its registration number is: 138137427RT0001.

7.23   No Taxable Canadian/Québec Property.   None of the Purchased Assets is “taxable Canadian property” to SSCE for purposes of the Income Tax Act (Canada) or “taxable Québec property” to SSCE for purposes of the Taxation Act (Québec). Smurfit Canada is not a non resident of Canada for purposes of the Income Tax Act (Canada) or the Taxation Act (Québec).

7.24   Disclaimer of Warranties.   EXCEPT WITH RESPECT TO THE WARRANTIES AND REPRESENTATIONS SPECIFICALLY SET FORTH IN THIS AGREEMENT, NEITHER SELLER MAKES ANY WARRANTY, EXPRESS OR IMPLIED, WHETHER OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

ARTICLE VIII

Warranties and Representations of the Purchaser

The Purchaser warrants and represents to the Sellers  (which warranties and representations shall survive the Closing for the periods set forth in Section 12.01) as follows:

8.01   Due Formation.   The Purchaser is a Delaware limited liability company duly formed, validly existing and in good standing under the laws of the State of its formation.

8.02   Authority.   The Purchaser has the corporate right and power to enter into, and perform its obligations under, this Agreement and each Transaction Document, and has taken all requisite corporate action to authorize its execution and delivery of this Agreement and each Transaction Document and the performance of its obligations under this Agreement and each Transaction Document; and this Agreement has been, and at Closing each Transaction Document will be, duly executed and delivered by the Purchaser and is binding upon, and enforceable against, the Purchaser in accordance with its terms; except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity.)

8.03   No Violations.   (a) The execution, delivery or performance of this Agreement and each Transaction Document by the Purchaser does not and will not, after the giving of notice, or the lapse of time, or otherwise: conflict with, result in a breach of, or constitute a default under, the certificate of formation and limited liability company agreement of the Purchaser, or any Law or any material contract, agreement, commitment or plan to which the Purchaser is a party, except for any failure of the foregoing to be true that individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated hereby.

(b)           The execution and delivery by the Purchaser of this Agreement and each Transaction Document does not, and the performance by the Purchaser of its obligations hereunder and thereunder will not, require the Purchaser to obtain any consent, order, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority, except (i) pursuant to the requirements of ISRA, if any, (ii) pursuant to the applicable requirements of the HSR Act and the Competition Act, (iii) where failure to obtain such consents, orders, approvals, authorizations or actions, make such filings or give such notices would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated hereby and (iv) as may be necessary as a result of any facts or circumstances relating solely to the Sellers.

8.04   Brokers.   Except for any fees that will be paid by the Purchaser or its Affiliates, there is no Person, acting on behalf of, or representing, the Purchaser or any of its Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity who will be entitled to any fee in connection with the transactions contemplated hereby.

8.05   Litigation.   There are no actions, claims or proceedings pending against Purchaser or any of its assets or properties at law or in equity, before or by any Governmental Authority, or by any other Person, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Purchaser or its ability to consummate the transactions contemplated hereby.

8.06   Financial Ability.   The Financing Commitments are in full force and effect as of the date of this Agreement. At the Closing on the Closing Date, the Purchaser shall have all the funds necessary to purchase the Purchased Assets and to consummate the transactions contemplated by this Agreement and the Transaction Documents.

ARTICLE IX

Conditions to Closing Applicable to Purchaser

The obligations of the Purchaser hereunder (including the obligation of the Purchaser to close the transactions herein contemplated) are subject to the following conditions precedent:

9.01   No Termination.   Neither the Purchaser nor SSCE shall have terminated this Agreement pursuant to Section 11.01.

9.02   Bring-Down of Seller Warranties and Covenants.   The warranties and representations made by SSCE herein to the Purchaser shall be true and correct (determined without regard to any materiality or Material Adverse Effect qualifier therein) on and as of the Closing Date with the same effect as if such warranties and representations had been made on and as of the Closing Date, except where any such failures to be so true and correct, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Sellers shall have performed and complied with, in all material respects, all agreements, covenants and conditions on their part required to be performed or complied with on or prior to the Closing Date; and at the Closing, the Purchaser shall have received a certificate executed by the President or any Vice President of each Seller to the foregoing effect.

9.03   No Material Adverse Effect.   Between the Balance Sheet Date and the Closing Date, no event, circumstance, change or effect shall have occurred or exist which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect.

9.04   No Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

9.05   Consents and Approvals.   All consents, approvals or authorizations of the Governmental Authorities set forth in Section 7.03 of the Disclosure Schedule and the other Persons set forth in Section 9.05 of the Disclosure Schedule shall have been obtained.

9.06   Bank Consent and Release of Lien.   The banks that are party to that certain Credit Agreement dated as of November 1, 2004 among Smurfit-Stone Container Corporation, SSCE, Smurfit Canada, the lenders named therein and JPMorgan Chase Bank, as senior agent, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and Deutsche Bank AG, as Canadian administrative agent (as amended, restated, supplemented and otherwise modified from time to time, the “Credit Agreement”), shall have delivered a written consent to the Sellers permitting the consummation of the transactions contemplated hereby and agreeing to the release and termination of all Liens under the Credit Agreement with respect to the Purchased Assets and the other documents and instruments executed in connection therewith.

9.07   Consents and Releases of Liens Related to Other Indebtedness.   The lenders under the instruments of indebtedness listed in Section 9.07 of the Disclosure Schedule shall have delivered a written consent to the Sellers permitting the consummation of the transactions contemplated hereby and agreeing to release the termination of all Liens under such instruments with respect to the Purchased Assets and other documents and instruments executed in connection therewith.

9.08   HSR Act.   The waiting period applicable to the consummation of the transactions contemplated hereunder required pursuant to the provisions of the HSR Act shall have expired.

9.09   Competition Act.   Either (a) the Commissioner of Competition under the Competition Act shall have issued an advance ruling certificate under section 102 of the Competition Act; or (b) (i) the waiting period under section 123 of the Competition Act shall have expired, or shall have been waived pursuant to section 113(c) of the Competition Act; and (ii) the Commissioner of Competition shall have advised the Purchaser in writing that she has determined not to file an application for an Order under Part VIII of the Competition Act.

9.10   All Necessary Documents.   All proceedings to be taken in connection with the consummation of the transactions contemplated by this Agreement and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Purchaser and its counsel, and the Purchaser shall have received copies of those documents to be delivered pursuant to Sections 3.02 and 3.04.

9.11   Title Policy.   At the Closing, the Sellers shall have delivered to Purchaser owner’s title insurance policies dated the Closing Date on ALTA 1992 Owner’s Form B (or such equivalent form (including ALTA Inclusion endorsement) in respect of the Brampton Plant) with extended coverage guaranteeing over the standard exceptions to title customarily contained in such policies, covering the Real Property covered by the commitments referred to in Section 6.02(a) issued by the Title Company, as of the Closing Date, insuring the fee simple estate of the Purchaser in the Real Property in an amount determined by Purchaser, subject only to the Permitted Exceptions, and in connection with the issuance of the policies of title insurance, execute and deliver, or cause to be executed and delivered, to the Title Company any affidavits reasonably requested by the Title Company or the Purchaser in connection with the issuance of the policies as required hereunder; provided that the Sellers shall not be required to undertake or incur any liability under any such affidavit in excess of any liability that it would otherwise have under this Agreement.

Purchaser shall have the right to waive any of the foregoing conditions precedent in this Article IX solely as to itself, except for the condition set forth in Sections 9.08 and 9.09.

ARTICLE X

Conditions to Closing Applicable to the Sellers

The obligations of the Sellers hereunder (including the obligation of the Sellers to close the transactions herein contemplated) are subject to the following conditions precedent:

10.01   No Termination.   Neither the Purchaser nor SSCE shall have terminated this Agreement pursuant to Section 11.01.

10.02   Bring-Down of Purchaser Warranties and Covenants.   All warranties and representations made by the Purchaser herein to the Sellers shall be true and correct (determined without regard to any materiality or material adverse effect qualifier therein) on and as of the Closing Date with the same effect as if such warranties and representations had been made on and as of the Closing Date, except where any such failures to be so true and correct, individually or in the aggregate, could not reasonably be expected to result in a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby. The Purchaser shall have performed and complied with, in all material respects, all agreements, covenants and conditions on its part required to be performed or complied with on or prior to the Closing Date, and at the Closing, the Sellers shall have received a certificate executed by the President or any Vice President of the Purchaser to the foregoing effect.

10.03   No Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

10.04   Consents and Approvals.   All consents, approvals or authorizations of the Governmental Authorities set forth in Section 7.03 of the Disclosure Schedule and, to the extent the failure to receive consents, approvals or authorizations would reasonably be expected, individually or in the aggregate, to have a material adverse effect on Sellers and their Affiliates, taken as a whole, the other Persons set forth in Section 9.05 of the Disclosure Schedule shall have been obtained.

10.05   Bank Consent and Release of Lien.   The banks that are party to the Credit Agreement shall have delivered a written consent to the Sellers permitting the consummation of the transactions contemplated hereby and agreeing to the release and termination of all Liens under the Credit Agreement with respect to the Purchased Assets and the other documents and instruments executed in connection therewith.

10.06   Consents and Releases of Liens Related to Other Indebtedness.   The lenders under the instruments of indebtedness listed in Section 9.07 of the Disclosure Schedule shall have delivered a written consent to the Sellers permitting the consummation of the transactions contemplated hereby and agreeing to release and termination of all Liens under such instruments with respect to the Purchased Assets and other documents and instruments executed in connection therewith.

10.07   HSR Act.   The waiting period applicable to the consummation of the transactions contemplated hereunder required pursuant to the HSR Act shall have expired.

10.08   Competition Act.   Either (a) the Commissioner of Competition under the Competition Act shall have issued an advance ruling certificate under section 102 of the Competition Act; or (b) (i) the waiting period under section 123 of the Competition Act shall have expired, or shall have been waived pursuant to section 113(c) of the Competition Act; and (ii) the Commissioner of Competition shall have advised the Purchaser in writing that she has determined not to file an application for an Order under Part VIII of the Competition Act.

10.09   All Necessary Documents.   All proceedings to be taken in connection with the consummation of the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Sellers and their counsel, and the Sellers and their counsel shall have received copies of those documents to be delivered pursuant to Sections 3.03 and 3.04.

The Sellers shall have the right to waive any of the foregoing conditions precedent in this Article X solely as to themselves, except for the condition set forth in Sections 10.07 and 10.08.

ARTICLE XI

Termination

11.01   Termination.   This Agreement may be terminated at any time prior to the Closing as follows, and in no other manner:

(a)           by mutual consent of the Purchaser and SSCE;

(b)           by the Purchaser or by SSCE, if at or before the Closing any condition set forth herein for the benefit of the Purchaser or the Sellers, respectively, shall not have been met in all material respects and is incapable of being met in all material respects by the End Date; provided, that the right to terminate this Agreement under this Section 11.01(b) shall not be available to a particular party if the failure of such party or its Affiliates to fulfill or comply with any of its obligations or covenants under this Agreement shall have been the primary reason that the conditions for termination exist; or

(c)           by the Purchaser or by SSCE if the Closing shall not have occurred on or before September 30, 2006 (the “End Date”), or such later date as may have been agreed upon in writing by the parties hereto; provided, the party seeking to terminate is not in material breach of, or material default under, this Agreement.

Any termination pursuant to this Article XI shall not limit or restrict the rights or other remedies of any party hereto.

ARTICLE XII

Indemnification

12.01   Survival.   Notwithstanding Section 16.11, (i) the representations and warranties set forth in Section 7.01, Section 7.02, Section 7.03(a)(i), Section 7.03(a)(ii), Section 7.03(b) (other than as to Permits), Section 8.01, Section 8.02, Section 8.03 and Section 8.06 (collectively, the “Unlimited Representations”) shall survive the Closing without any time limitation, (ii) the representations and warranties in Section 7.19 shall survive the Closing and terminate and cease to have any further force or effect on the date that is three (3) years after the Closing Date (subject to the proviso in Section 12.03(a)), and (iii) (A) all other representations and warranties set forth in Articles VII and VIII of this Agreement and (B) all covenants and agreements that only provide for performance prior to the Closing Date shall survive the Closing and terminate and cease to have any further force or effect on the date that is one year after the Closing Date (subject to the proviso to Section 12.03(a)).

12.02   Seller Indemnification.   Subject to the limitations in Section 12.03, from and after the Closing, SSCE agrees to indemnify and hold  the Purchaser, its Affiliates and their respective directors, officers, shareholders, partners, members, agents, advisors and representatives and their respective successors and permitted assigns, harmless against any loss, damage, debt, liability, obligation, tax, interest, penalty, and cost and expense (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’ fees, and reasonable out of pocket disbursements) (collectively, “Losses”), which arise out of or are in respect of:

(a)           any inaccuracy or misrepresentation in or breach of any of the warranties and representations of SSCE or any of its Affiliates in this Agreement or any other Transaction Document (without giving effect to any qualifications as to materiality or Material Adverse Effect contained in the representations and warranties);

(b)           any breach of or failure by SSCE or any of its Affiliates to carry out, perform, satisfy and discharge any covenants or agreements made by either Seller in this Agreement or any other Transaction Document; and

(c)           any and all Non-Assumed Liabilities.

12.03   Limitations.   The Purchaser’s right to indemnification pursuant to Section 12.02(a) (other than in respect of any Unlimited Representation) and SSCE’s right to indemnification pursuant to Section 12.04(a) (other than in respect of any Unlimited Representation) are each subject to the following limitations:

(a)           The Indemnified Party shall not be entitled to assert any right of indemnification pursuant to Section 12.02(a) or 12.04(a), as applicable, for any Loss after the date on which the applicable representation or warranty terminates pursuant to Section 12.01, provided that if a Notice of Claim shall have been given prior to such termination date, the Indemnified Party shall continue to have the right to be indemnified with respect to such pending claim.

(b)           No indemnification claim may be made against an Indemnifying Party for indemnification pursuant to Section 12.02(a) or 12.04(a), as applicable, with respect to any (i) individual item of or series of directly similar individual items of Loss which in aggregate are less than the Minimum Claim Amount, or (ii) individual items of Loss (which exceed the Minimum Claim Amount) unless the aggregate of all such Losses (which exceed the Minimum Claim Amount) exceeds the Threshold, and then the Indemnifying Party shall only be required to pay or be liable for the excess over the Threshold.

(c)           The Indemnifying Party’s maximum liability to the Indemnified Party for any and all Losses pursuant to Section 12.02(a) or 12.04(a), as applicable, shall not exceed the Maximum Claim Amount.

(d)           Anything herein to the contrary notwithstanding, except in the case of fraud or intentional misrepresentation, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party, after the Closing, to rescind this Agreement or any of the transactions contemplated hereby.

(e)           In computing such individual or aggregate amounts of claims, the amount of each claim shall be deemed to be an amount net of any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the Indemnified Party or any Affiliate of the Indemnified Party from any third party with respect thereto.

(f)            The Parties hereto hereby acknowledge and agree that their sole and exclusive remedy after the Closing Date with respect to any and all monetary claims relating to the subject matter of this Agreement, the Transaction Documents and any and all agreements contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article XII. In furtherance of the foregoing, each party hereto hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other party in respect of this Agreement, the Transaction Documents or the transactions arising under or based upon any Law (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise) or Environmental Laws, including, but not limited to, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Notwithstanding the foregoing, nothing in this Section 12.03(f) shall limit the rights or remedies of any party hereto for fraud in connection with the transactions contemplated herein.

(g)           Neither Seller shall have any liability under any provision of this Agreement or Transaction Document for Losses to the extent such Losses relate solely to actions taken by Purchaser after the Closing Date. No Indemnifying Party shall have any liability under any provision of this Agreement or the Transaction Documents for punitive damages, except to the extent awarded by a court of competent jurisdiction in connection with a claim made by a third party. The Purchaser shall take all reasonable steps to mitigate Losses to the extent required by Law.

12.04   Purchaser Indemnification.   Subject to the limitations in Section 12.03, from and after the Closing, the Purchaser agrees to indemnify and hold the Sellers, its Affiliates and their respective directors, officers, shareholders, partners, members, agents, advisors and representatives and their respective successors and permitted assigns, harmless against any Losses which arise out of or are in respect of (a) any inaccuracy or misrepresentation in or breach of any of the warranties and representations of the Purchaser in this Agreement or any other agreement, certificate, document, instrument or affidavit furnished by the Purchaser pursuant to this Agreement (without giving effect to any qualifications as to materiality or Material Adverse Effect contained in the representations and warranties), (b) any breach of or failure by the Purchaser to carry out, perform, satisfy and discharge any covenants or agreements made by the Purchaser in this Agreement or any other agreement, certificate, document, instrument or affidavit furnished by the Purchaser pursuant to this Agreement and (c) any and all Assumed Liabilities.

12.05   Indemnification Notice.   Promptly upon obtaining knowledge of any claim, event, fact or demand which gives rise to, or is reasonably expected to give rise to, a claim for indemnification hereunder, any party seeking indemnification under this Article XII (an “Indemnified Party”) shall give written notice of such claim or demand (“Notice of Claim”) to the party from which indemnification is sought (an “Indemnifying Party”), setting forth the amount of the claim, if known. The Indemnified Party shall furnish to the Indemnifying Party, in reasonable detail, such information as it may have with respect to such indemnification claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same). No failure or delay by the Indemnified Party in the performance of the foregoing shall reduce or otherwise affect the obligation of any Indemnifying Party to indemnify and hold the Indemnified Party harmless, except to the extent that such failure or delay shall have materially adversely affected the Indemnifying Party’s ability to defend against, settle or satisfy any Loss for which the Indemnified Party is entitled to indemnification hereunder.

12.06   Indemnification Procedure.   (a) If the claim or demand set forth in the  Notice of Claim given by the Indemnified Party pursuant to Section 12.05 is a claim or demand asserted by a third party, the Indemnifying Party shall have the right to elect (by notice in writing to the Indemnified Party within fifteen (15) days after the Date of the Notice of Claim) to defend such third party claim or demand on behalf of the Indemnified Party, at the Indemnifying Party’s sole cost and expense if (i) the Indemnifying Party acknowledges that it is obligated to indemnify the Indemnified Party in respect of such claim or proceeding, (ii) the third party claim involves only monetary damages and does not seek an injunction or other equitable relief, and (iii) settlement or an adverse judgment of the third party claim is not, in the good faith judgment of the Indemnified Party, likely to establish a pattern or practice adverse to the continuing business interests of the Indemnified Party. If the Indemnifying Party elects to defend such third party claim or demand, the Indemnified Party shall make available to the Indemnifying Party and its agents and representatives as reasonably requested all records and other materials which are reasonably required in the defense of such third party claim or demand and shall otherwise reasonably cooperate with and assist the Indemnifying Party in the defense of such third party claim or demand, subject to the reimbursement of the reasonable costs and expenses incurred by the Indemnified Party as a result of a request by the Indemnifying Party to so cooperate. So long as the Indemnifying Party is defending such third party claim or demand in good faith, the Indemnified Party shall not pay, settle or compromise such third party claim or demand without the consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned. If the Indemnifying Party elects to defend such third party claim or demand, the Indemnified Party shall have the right to participate in the defense of such third party claim or demand, at its own expense. If the Indemnifying Party does not elect to defend such third party claim or demand, does not defend such third party claim in good faith or a timely manner, or if there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, the Indemnified Party shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnifying Party’s expense, to defend or participate in the defense of such third party claim or demand; provided, however, that (i) the Indemnified Party shall not have any obligation to participate in the defense of, or defend, any such third party claim or demand; (ii) the Indemnified Party’s defense of or its participation in the defense of any such third party claim or demand shall not in any way diminish or lessen the obligations of the Indemnifying Party under the agreements of indemnification set forth in this Article XII, and (iii) the Indemnifying Party shall be bound by the results obtained in good faith and in accordance with the terms of this Section 12.06 by the Indemnified Party with respect to such claim or demand.

(b)           The term “Date of the Notice of Claim” as used in this Article XII shall mean the date the Notice of Claim is deemed delivered pursuant to Section 16.12.

12.07   Special Procedures Relating to Specified Environmental Matters.   (a) The procedures set forth in this Section 12.07 shall apply to any matter (each, a “Specified Environmental Matter”) involving or relating to any claim for indemnification for any breach of the representation and warranty set forth in Section 7.19 or pursuant to Section 12.02(c) hereof or for any other indemnification claim relating to environmental matters. The procedures set forth in this Section 12.07 shall be in addition to, but not in limitation of, the provisions of Sections 12.05 and 12.06, provided, however, if there is a conflict between this Section 12.07 and either of Sections 12.05 or 12.06, this Section 12.07 shall control.

(b)           SSCE shall have the right to control the management of any Specified Environmental Matter, including, without limitation, management of any Remedial Action which involves any one of the Properties (an “On-Site Remedial Action”). SSCE shall keep the

Purchaser reasonably informed regarding its management of any Specified Environmental Matter, including providing copies to the Purchaser of notices, correspondence, reports, submissions and work plans to be submitted to a Governmental Authority overseeing any Specified Environmental Matter and giving the Purchaser a reasonable opportunity (at the Purchaser’s expense) to comment on such submissions and SSCE shall include all reasonable comments of the Purchaser in such submissions. SSCE also shall provide the Purchaser prior notice of any meetings with Governmental Authorities regarding any Specified Environmental Matter, and the Purchaser shall be given the opportunity to participate (at Purchaser’s expense) in such meetings upon request. If Purchaser attends such meetings, it will not take any position at such meetings contrary to the Seller’s position. If the exchange of information between the Purchaser and SSCE pursuant to this Section 12.07(b) would require either party to reveal information that would otherwise be protected by the attorney-client privilege, or any attorney work product doctrine or other privilege pertaining to confidentiality, then SSCE and the Purchaser will, at the request of either party, enter into a reasonable confidentiality agreement, joint defense agreement, or similar agreement, governing the terms and conditions of such access and preserving, to the greatest extent possible, the confidentiality of the information provided. The Purchaser and SSCE will cooperate with each other as reasonably requested in all matters relating to any Specified Environmental Matter.

(c)           If the cost of any Specified Environmental Matter that is subject to an indemnity by SSCE hereunder is increased, or any environmental condition on any of the Properties is exacerbated or worsened, due to an act or omission by a Person other than SSCE, its Affiliates or their respective employees, contractors or agents, the Sellers shall not be responsible for any such increase in costs or other damages incurred to the extent caused by such act or omission by a Person other than SSCE, its Affiliates or their respective employees, contractors or agents. With respect to any On-Site Remedial Action, the Sellers shall not be responsible for any increased costs or Purchaser Losses to the extent they arise by reason of a change in use of the Property that subjects the Property to more stringent remediation standards.

(d)           The Purchaser agrees that SSCE’s obligation under this Agreement with respect to any claim involving Remedial Action, including, without limitation, any On-Site Remedial Action, shall be to satisfy the requirements of Law, including applicable Environmental Law that is in effect as of, and is enforceable as of, the Closing, provided, however, SSCE shall only be responsible for performing a remediation that reflects commercially reasonable means and methods of complying with such Laws. With respect to any On-Site Remedial Action, the Purchaser further agrees that SSCE’s obligation shall be to conduct a Remedial Action that is consistent with the current use of the Property, as well as available options for institutional controls in lieu of cleanup; provided, that such controls are acceptable to the relevant Governmental Authority and are in compliance with Law and do not prevent or inhibit (other than de minimis conditions) the use of such Property as occurred as of the Closing Date. The Purchaser further agrees that it shall accept appropriate and reasonable engineering controls or institutional controls, if such controls are needed in order for SSCE to complete an On-Site Remedial Action consistent with the requirements of this Agreement; provided, that such controls are acceptable to the relevant Governmental Authority and are in compliance with Law and do not prevent or inhibit (other than de minimis conditions) the use of such Property as occurred as of the Closing Date. A Remedial Action shall be deemed completed when each applicable Governmental Authority having jurisdiction over, or overseeing, the Remedial Action issues a written notice that no further action is required, or, if no governmental oversight is applicable, then a third-party reasonably acceptable to both parties reasonably determines that the Remedial Action meets the applicable requirements of this Agreement and of Environmental Law.

(e)           During the course of any On-Site Remedial Action whereby one of the Properties is owned, leased or otherwise under the control of the Purchaser at the time of such On-Site Remedial Action, the Purchaser shall, and hereby does, grant to SSCE, its agents, employees, contractors, and consultants, at no cost other than as set forth below, such access to such Property as is reasonably necessary to perform or oversee and monitor performance of such Remedial Action. Such access shall include use of utilities and reasonable office, parking and storage space, provided, that SSCE will reimburse the Purchaser for the reasonable, out-of-pocket cost of any such utilities used and provided further that such use of utilities and office, parking and storage space does not materially impact on Purchaser’s use and enjoyment of such Property. The Purchaser will also allow, to the extent of the Purchaser’s authority to so allow, SSCE to install and maintain at, on or under the Property remediation devices (including, but not limited to, monitoring wells or ground water recovery and treatment systems) that are required by any Governmental Authority or that are reasonably necessary to perform any On-Site Remedial Action; provided, that the installation and maintenance of such devices does not materially impact on Purchaser’s use and enjoyment of such Property.

(f)            Neither SSCE nor the Purchaser may enter into any settlement or voluntary agreement relating to any Specified Environmental Matter which settlement or voluntary agreement could reasonably be expected to adversely affect the other party’s operational or financial interests, including, but not limited to, any consent, order, settlement agreement or other voluntary stipulation creating any obligation to perform Remedial Action at any one of the Properties to levels more stringent than those based on the current use of the Property on the Closing Date, without the consent of the other party (such consent not to be unreasonably withheld).

(g)           SSCE shall have no indemnification obligations with respect to any Loss, resulting, in whole or in part, from any voluntary actions by the Purchaser or its consultants, agents, Affiliates, representatives or other third parties acting with the permission or authorization of the Purchaser to investigate and/or remediate soil, groundwater or other environmental media at any of the Properties, except to the extent that Purchaser reasonably believes that such voluntary actions conducted in good faith are necessary in order to reduce the Losses otherwise subject to indemnity hereunder or to otherwise comply with applicable Law and were not conducted for the sole purpose of identifying the Loss at issue. Notwithstanding the foregoing, each of SSCE and the Purchaser shall notify the other party in advance of the taking of any physical samples from any of the Properties by or on behalf of SSCE or the Purchaser, as the case may be, and will permit the other party at its own sole cost and expense to take or obtain split or duplicate samples. The parties further agree that SSCE shall have no indemnification obligations with respect to any Loss resulting, in whole or in part, from any disclosure, report or other communication (whether oral or written) from any of the Purchaser (or its Affiliates or agents) to any Governmental Authority or other third party (“Notification”), unless such Notification was required by Environmental Law or other applicable Law at the time it was made.

(h)           In the event that the Purchaser sells or otherwise transfers ownership or control of any of the material Properties before the expiration of SSCE’s indemnification obligations under this Article XII with respect to any Specified Environmental Matter relating to such Property, the Purchaser will use commercially reasonable efforts to include in the instrument of sale or transfer provisions that preserve all of the rights of SSCE under this Section 12.07. Nothing herein is intended or should be construed to create an obligation on the part of SSCE to indemnify, defend or hold harmless any third party, unless SSCE expressly consents in writing to undertake such obligation(s).

12.08   Effect of Indemnity Payments.   The parties agree to treat all payments made under the indemnity provisions of this Article XII as adjustments to the Purchase Price for Tax purposes and that such agreed treatment shall govern for purposes hereof.

ARTICLE XIII

Confidentiality

13.01   Confidentiality of Materials.   The parties hereto agree that (A) between the date hereof and the Closing Date, with respect to all non-public technical, commercial and other information that is furnished or disclosed by another party, including, but not limited to, information regarding such party’s (and its subsidiaries’ and Affiliates’) organization, personnel, business activities, customers, policies, assets, finances, costs, sales, revenues, technology, rights, obligations, liabilities and strategies (“Information”) and (B) after the Closing Date, Sellers agree with respect to all Information relating to the Purchaser, the Business, the Purchased Assets or the Assumed Liabilities, and Purchaser agrees, with respect to all Information relating to the Sellers (other than Information relating to the Business, the Purchased Assets or the Assumed Liabilities), (a) such Information is confidential and/or proprietary to the furnishing/disclosing party and entitled to and shall receive treatment as such by the receiving party; (b) the receiving party will hold in confidence and not disclose nor use (except in respect of the transactions contemplated by this Agreement) any such Information, treating such Information with the same degree of care and confidentiality as it accords its own confidential and proprietary Information; provided, however, that the receiving party shall not have any restrictive obligation with respect to any Information which (i) is contained in a printed publication or otherwise available to the general public, (ii) is or becomes publicly known through no wrongful act or omission of the receiving party, (iii) is known by the receiving party without any proprietary restrictions by the furnishing/disclosing party at the time of receipt of such Information or (iv) is legally required to be disclosed; provided that the receiving party shall give prompt notice to the disclosing party of such requirement, disclose no more information than is so legally required, and reasonably cooperate with any attempts by the disclosing party to obtain a protective order or similar treatment; and (c) all such Information furnished to either party by the other, unless otherwise specified in writing, shall remain the property of the furnishing/disclosing party and, in the event this Agreement is terminated, shall be returned to it, together with any and all copies made thereof, upon request for such return by it (except for documents submitted to a governmental agency with the consent of the furnishing/disclosing party or upon subpoena and which cannot be retrieved with reasonable effort) and in the case of (i) oral information furnished to any party by the other which shall have been reduced to writing by the receiving party and (ii) all internal documents of any party describing, analyzing or otherwise containing Information furnished by the other party, all such writings and documents shall be destroyed, upon request, in the event this Agreement is terminated, and each party shall confirm in writing to the other compliance with any such request.

13.02   Remedy.   Each party hereto acknowledges that the remedy at law for any breach by either party of its obligations under Section 13.01 is inadequate and that the other party shall be entitled to equitable remedies, including an injunction, in the event of breach by any other party.

ARTICLE XIV

Employee Matters

14.01       Obligation to Hire Employees.

(a)           (i) Effective on the Closing Date, the Purchaser agrees to offer immediate employment at a comparable job and at a comparable rate of pay at the same employment location to the following employees so that no period of unemployment would occur between employment with the Sellers prior to the Closing Date and employment with the Purchaser on or after the Closing Date:  (A) other than those employees designated by the Sellers in Section 14.01 of the Disclosure Schedule, all of the Sellers’ salaried and non-union hourly personnel employed immediately prior to the Closing Date in the Business, (the “Non-Union Employees”); (B) all of the Sellers’ unionized hourly personnel employed immediately prior to the Closing Date in the Business, in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such employees, as further explained in Section 14.03 (the “Hourly Employees”); and (C) subject to Section 14.01(d), all employees employed by the Sellers immediately prior to the Closing Date in the Business and who are temporarily absent from active employment by reason of disability, illness, injury, workers’ compensation, military leave, approved leave of absence or layoff who, at the Closing Date, have rights to return to employment under the Sellers’ policies (the “Inactive Employees”); and (D) those information technology employees of the Sellers designated in Section 14.01(a)(iv) of the Disclosure Schedule (the “Technology Employees”) (collectively, the Inactive Employees, Technology Employees, Non-Union Employees, and Hourly Employees shall be the “Business Employees”). All actively employed Business Employees who accept the Purchaser’s offer of employment and are actively employed by the Sellers immediately prior to the Closing Date (the “Transferred Employees”) shall become immediately employed on an uninterrupted basis by the Purchaser as of the Closing Date. Notwithstanding the foregoing, with respect to any Business Employees based in Canada, Purchaser shall offer employment to and/or hire such Business Employees under terms that comply with applicable Law.

(ii)           Effective on the Closing Date, the Purchaser agrees, in the case of those Business Employees with written employment agreements that are set forth in Section 14.01 of the Disclosure Schedule (the “Employment Agreements”), that the Purchaser shall assume such Employment Agreements, to the extent each such employee covered by one of the Employment Agreements, prior to the Closing Date, waives his rights to severance under such Employment Agreement following any termination of employment by such employee in connection with, or resulting from, the transactions contemplated herein; provided, that, Seller and its applicable

Affiliates shall retain all liability with respect to the obligations (payment or otherwise) arising under the promissory notes attached to or referenced in such Employment Agreements. The employees described in this Section 14.01(a)(ii) shall be considered Business Employees and such employees shall be considered Transferred Employees so long as they waive their respective rights to severance under their Employment Agreements, accept the Purchaser’s offer of employment and commence employment with the Purchaser as of the Closing.

(b)           Subject to the provisions of this Section 14.01, the Purchaser agrees to assume all employment-related obligations with respect to Transferred Employees accruing on and after the Closing Date. For purposes of this Section 14.01, “employment-related obligations” shall include, but is not limited to, compensation for services performed for the Purchaser on or after the Closing Date (and related employment and withholding taxes), workers compensation benefits or claims (subject to Section 14.08), and benefits under Purchaser’s Welfare Benefits Plans, Purchaser’s Defined Contribution Plan, and Purchaser’s Defined Benefit Plan covering the Transferred Employees after the Closing Date (and for Transferred Employees based in Canada, shall also include such other benefits and obligations as may be required under applicable Law).

(c)           Effective on and after the Closing Date, the Sellers agree to retain all employment-related obligations specified in this Article XIV for all Non-Union Employees and Hourly Employees who decline the Purchaser’s offers of employment on or prior to the Closing Date, and for all Inactive Employees who decline the Purchaser’s offers of employment on or after the Closing Date, including but not limited to termination pay and severance pay obligations.

(d)           On the Closing Date, the Sellers shall provide the Purchaser with a list of the Inactive Employees. On the Closing Date, the Purchaser shall make offers of employment to such Inactive Employees at comparable jobs, rates of pay, and at the same employment location, effective and contingent upon the Inactive Employees’ return to active employment: (i) for Non-Union Employees, within six months (or for Non-Union Employees based in Canada, within the period provided under applicable Canadian Law) subject to the terms and conditions under which the Sellers approved the Inactive Employees’ absence or leave; and (ii) for Hourly Employees, in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such Hourly Employees as further explained in Section 14.03. The Sellers will be responsible for all employment-related obligations and will continue to cover all Inactive Employees under the Sellers’ Employee Plans throughout the Inactive Employees’ absence or leave, as further explained in Section 14.05. Purchaser agrees to assume all employment-related obligations for each Inactive Employee upon, and commencing with, such Inactive Employee’s return to active employment with the Purchaser subject to the limitations above for Non-Union Employees and Hourly Employees, upon which time such Inactive Employee will become a Transferred Employee.

14.02       WARN and Severance

(a)           Purchaser understands and acknowledges that the Sellers are relying on Purchaser’s agreement to offer employment to all Business Employees in accordance with the terms of Section 14.01. In that regard, Purchaser retains sole responsibility for any obligations or liabilities related to the Transferred Employees based in the United States under the Worker Adjustment and Retraining Notification Act, Pub. Law 100-379, 102 Stat. 890 (1988) (together with other similar applicable laws, “WARN”) for any plant closing (as defined in WARN, “Plant Closing”) or mass layoff (as defined in WARN, “Mass Layoff”) by Purchaser that occurs on or after the Closing Date, and agrees to indemnify, defend and hold the Sellers harmless from same.  Sellers agree not to effectuate a Plant Closing or Mass Layoff affecting in whole or in part any site of employment, facility, operating unit or employee of the Business within the ninety (90) day period prior to the Closing Date. Sellers further agree that on the Closing Date, Sellers shall provide Purchaser with a true and accurate list of any employees of the Business who suffered an employment loss (as defined in WARN, “Employment Loss”) in the preceding ninety (90) days, and dates of and reasons for each such Employment Loss and the site of employment and operating unit at which each such employee was last employed. Sellers agree, upon Purchaser’s request, to reasonably cooperate with Purchaser prior to Closing regarding Purchaser’s WARN obligations within the ninety (90) day period following Closing.

(b)           Effective as of the Closing Date, the Purchaser will establish a severance plan for Transferred Employees which shall be substantially similar to the severance plan offered by Sellers immediately prior to the Closing Date. Transferred Employees will receive credit for Past Service in determining severance entitlement under Purchaser’s severance plans. The Purchaser shall be responsible for, and shall indemnify, defend and hold the Sellers harmless from and against, any claim made by a Transferred Employee for severance pay (and/or, for Transferred Employees based in Canada, termination pay, whether statutory, contractual, or at common law) on or after the Closing Date in respect of a termination of a Transferred Employee’s employment by the Purchaser on or after the Closing Date. The Purchaser shall be responsible for, and shall indemnify, defend and hold the Sellers harmless from and against, any claim made by a Transferred Employee for severance including, but not limited to, a claim that: (i) the consummation of the transactions contemplated hereby gives right to a severance obligation of the Sellers, or (ii) that the Purchaser is not offering comparable terms of employment as provided by the Sellers immediately prior to the Closing Date. The Purchaser’s indemnification of the Sellers specifically includes, but is not limited to, any claim by any such Transferred Employee for back pay, front pay, benefits or compensatory or punitive damages, any claim by any Governmental Authority for penalties regarding any issue of prior notification (or any lack thereof) of any Plant Closing or Mass Layoff that occurs after the Closing Date (and for Transferred Employees based in Canada, termination pay, severance pay, and damages for wrongful dismissal), as well as Seller’s defense costs, including attorneys’ fees, in defending any such claim.

(c)           Seller will remain liable for severance benefits (if any) for Non-Union Employees, Hourly Employees, and Inactive Employees who do not become Transferred Employees on or after the Closing Date.

14.03   Collective Bargaining Agreements.   The Purchaser recognizes that the Sellers are parties to the Collective Bargaining Agreements. The Purchaser agrees to assume and perform fully all rights, duties and obligations of the Sellers with regard to the Collective Bargaining Agreements on and after the Closing Date and to indemnify and hold harmless the Sellers from and against any claims made by any Transferred Employee or collective bargaining representative on or after the Closing Date which arise out of or relate to the Collective

Bargaining Agreements, provided that the events giving rise to such claim occurred on or after the Closing Date. Specifically, the Purchaser agrees to assume sole responsibility and liability for: (i) any future benefit increases provided for in the Collective Bargaining Agreements, regardless of whether the benefit increases are retroactive or relate to an event, agreement, or period of time prior to the Closing Date; and (ii) any post-retirement medical and group life insurance coverage provided for Hourly Employees in Collective Bargaining Agreements, as explained in Section 14.05(e).

14.04       Vacation.

(a)           Non-Union Employees.   The Purchaser shall be liable and responsible for all vacation benefits for Non-Union Employees who are also Transferred Employees on and after the Closing Date, to the extent such benefits are reflected as a Current Liability on the Closing Balance Sheet.  For the period commencing on the Closing Date and ending on December 31, 2006, the Purchaser shall offer vacation benefits comparable to the Sellers’ vacation practices in effect immediately prior to the Closing Date and shall provide on a going forward basis annual paid vacation entitlement at least equal to the annual paid vacation entitlement available under the Sellers’ vacation practices as in effect immediately prior to the Closing Date, based upon the Transferred Employee’s status and level of service with the Sellers as of the Closing Date. Transferred Employees will receive credit for Past Service in determining vacation entitlement under Purchaser’s applicable vacation policies.

(b)           Hourly Employees.   The Purchaser shall be liable and responsible for all vacation benefits for Hourly Employees who are also Transferred Employees on and after the Closing Date, including, but not limited to: (i) assuming responsibility and liability for vacation benefits provided for in Collective Bargaining Agreements covering Hourly Employees who are also Transferred Employees; (ii) establishing vacation benefits comparable to the Sellers’ vacation practices in effect immediately prior to the Closing Date; and/or (iii) paying vacation benefits for the 2006 calendar year which have not been paid by the Sellers prior to the Closing Date, to the extent reflected as a Current Liability on the Closing Balance Sheet.

14.05       Welfare Benefit Plans.

(a)           Welfare Benefit Plan Coverage.   The Sellers offer certain health, medical, dental, vision, life insurance, and disability (including salary continuation coverage) and related welfare benefit plans to its employees (the “Sellers’ Welfare Benefit Plans”). The Purchaser shall offer, effective as of the Closing Date (or as of such later date on which a Business Employee becomes a Transferred Employee), employee welfare benefit plans which shall provide the Transferred Employees, including Inactive Employees and eligible dependents, with the opportunity for health, medical, dental, vision, life insurance and disability coverage (including salary continuation coverage) and related welfare benefit plans (the “Purchaser’s Welfare Benefit Plans”). The Purchaser’s Welfare Benefit Plans will be substantially similar in the aggregate to those offered by the Sellers immediately prior to the Closing Date for the Non-Union Employees who are Transferred Employees, including Inactive Employees, and their eligible dependents. The Purchaser’s Welfare Benefit Plans will provide benefits in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to Hourly Employees who are Transferred Employees, including Inactive Employees, and their eligible dependents, immediately prior to the Closing Date, as further explained in Section 14.03. Coverage shall be provided to the Transferred Employees without: (i) evidence of insurability if such individuals were covered under a similar Sellers’ Welfare Benefit Plan; and (ii) application of any pre-existing physical or mental condition restrictions to the extent such condition was satisfied or waived under the similar Sellers’ Welfare Benefit Plan. The Purchaser’s Welfare Benefit Plans will provide that Transferred Employees shall receive credit for Past Service (and shall recognize original hire dates therewith) prior to the Closing Date for all purposes under the Purchaser’s Welfare Benefit Plans, including determining eligibility for participation, and the duration and amount, if any, of short-term disability benefits due (including time credited toward fulfilling a waiting period immediately prior to the Closing Date).

(b)           Enrollment.   The Purchaser shall take all actions reasonably necessary to complete the enrollment process for the Transferred Employees so that such Transferred Employees will be able to commence participation in the Purchaser’s Welfare Benefit Plans on the Closing Date (or, for Inactive Employees, upon commencement of active employment with the Purchaser, if later).

(c)           Claims Under the Sellers’ Welfare Benefit Plans.   The Sellers shall retain all the obligations and liabilities of any kind arising under or related to claims under the Sellers’ Welfare Benefit Plans based on charges for covered expenses incurred, including but not limited to claims:

(i)            by Business Employees, former employees and eligible dependents who were employed by the Sellers at any time prior to the Closing Date, but who do not become Transferred Employees;

(ii)           by Inactive Employees and eligible dependents covered under the Sellers’ Welfare Benefit Plans prior to the Closing Date for claims incurred for the period of time during which the individual is on inactive status, including claims incurred after the Closing Date;

(iii)          by each Transferred Employee and eligible dependent who, prior to becoming a Transferred Employee or eligible dependent, incurs a claim for services rendered, and applicable charges related thereto, prior to the Closing Date, even if the claim relates to an in-patient hospital stay prior to the Closing Date and the hospital discharge related to such claim occurs after the Closing Date; except that claims incurred following the Closing Date by such Transferred Employee, whether related or not, shall not be covered by the Sellers; and

(iv)          by Existing Retiree Welfare Plan Participants.

(d)           Welfare Benefit Plan Deductibles, Co-Payments, and Out of Pocket Maximums.   The Purchaser agrees that, to the extent which a Transferred Employee and his or her dependents have satisfied in whole or in part a deductible amount for calendar year 2006, or has paid any co-payments or out-of-pocket expenses under any of the Sellers’ Welfare Benefit Plans, such amount(s) shall be counted toward satisfaction of any applicable calendar year 2006 deductible, co-payment, or out-of-pocket expense maximums under Purchaser’s Welfare Benefit

Plans. Subject to applicable Law, Sellers shall provide to Purchaser, as soon as practicable after the Closing Date, such data, records, documentation and information relating to Transferred Employees and their participation in any Employee Plan as Purchaser may reasonably require for the administration of claims under the Purchaser’s Welfare Benefit Plans.

(e)           Retiree Coverage.   Certain former Non-Union Employees, Hourly Employees, and Inactive Employees who were employed by the Sellers in the Business and who retired from employment prior to the Closing Date are participants in medical and group life insurance plans of the Sellers (“Sellers’ Retiree Plans”).  These retirees and their eligible dependents who are covered under the Sellers’ Retiree Plans as of the Closing Date are hereinafter referred to as the “Existing Retiree Welfare Plan Participants.”  The Sellers’ Retiree Plans also provide such post-retirement coverage for employees who, after satisfying the applicable requirements, will become eligible for such coverage based upon future retirement (the “Future Retiree Welfare Plan Participants”). The Sellers shall continue to cover all Existing Retiree Welfare Plan Participants after the Closing Date and the Purchaser shall not assume any liabilities or obligations for such Existing Retiree Welfare Plan Participants on or after the Closing Date. However, effective as of the Closing Date, Purchaser shall establish medical and group life insurance plans to cover all Transferred Employees who are also Future Retiree Welfare Plan Participants, including Hourly Employees subject to Collective Bargaining Agreements (“Purchaser’s Retiree Plans”). The Purchaser’s Retiree Plans will provide benefits which will be substantially similar to those offered to the Future Retiree Welfare Plan Participants as of the Closing Date under Sellers’ Retiree Plans or in Collective Bargaining Agreements.

(f)            COBRA.   The Sellers shall be responsible for providing health care continuation coverage of any former employees and their qualified dependents who, at the time of the Closing Date, are receiving continuation of health care coverage as required by the Consolidation Omnibus Reconciliation Act of 1985 (“COBRA”) under the Sellers’ Welfare Benefit Plans and those employees (and their qualified dependents) who do not become Transferred Employees. The Purchaser shall be responsible for providing health care continuation coverage as required by COBRA to Transferred Employees who are terminated by the Purchaser on or after the Closing Date.

(g)           The Purchaser hereby agrees that, through the first anniversary of the day before the Closing Date, Purchaser’s Welfare Benefit Plans shall not be terminated with respect to coverage thereunder of the Non-Union Employees who are also Transferred Employees, nor shall any amendment of the Purchaser’s Welfare Benefit Plans be made which contradicts this Section 14.05(g) or otherwise effectively reduces or eliminates the total value of benefits to be provided under the Purchaser’s Welfare Benefit Plans for any Non-Union Employees who are also Transferred Employees during such one (1) year period, except as may be required by the applicable government agency or by Law to ensure continued compliance with the Code or ERISA. Purchaser further agrees that Purchaser’s Welfare Benefit Plans, with respect to coverage thereunder of Hourly Employees who are also Transferred Employees, will be in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such Hourly Employees as of the Closing Date, as further explained in Section 14.03.  Notwithstanding anything to the contrary herein, the Sellers agree to provide to the Purchaser descriptions of any material amendments, modifications, or reductions to the benefits under any of the Sellers’ Welfare Benefit Plans which are made within one year of the Closing Date to the extent Sellers reasonably conclude that such amendments, modifications or reductions would have affected Transferred Employees if the Transferred Employees had remained in the employment of the Sellers, and the Purchaser shall be entitled, but not obligated, to make conforming amendments or modifications with respect to, or conforming reductions with respect to benefits levels under, the corresponding Purchaser’s Welfare Benefit Plans.

14.06       Defined Contribution Plans.

(a)           The Sellers provide certain defined contribution plans to their employees (the “Sellers’ Defined Contribution Plans”). Immediately prior to the Closing, Sellers shall cause each of the Transferred Employees to become fully vested in all of their contributions and account balances (including, without limitation, all employer-paid and matching contribution account balances) under the Sellers’ Defined Contribution Plans. As of the Closing Date, the Purchaser or one or more of its Affiliates shall establish one or more defined contribution plans to cover the Transferred Employees or shall include such Transferred Employees in currently established Defined Contribution Plans (collectively, “Purchaser’s Defined Contribution Plans”). The Purchaser’s Defined Contribution Plans shall provide the Transferred Employees with substantially similar features of the Sellers’ Defined Contribution Plans, including, but not limited to: (i) the opportunity to elect to make pre-tax payroll reduction contributions and, if eligible, catch-up contributions; and (ii) the opportunity to receive an employer matching contribution based on a portion of the Transferred Employee’s pre-tax payroll reduction contributions. The Purchaser’s Defined Contribution Plans will provide that Transferred Employees shall receive credit for Past Service with the Sellers (and shall recognize original hire dates therewith) prior to the Closing Date for purposes of determining eligibility for participation and vesting. Notwithstanding anything to the contrary herein, the Sellers agree to provide to the Purchaser descriptions of any material amendments, modifications, or reductions to the benefits under any of the Sellers’ Defined Contribution Plans which are made within one year of the Closing Date to the extent Sellers reasonably conclude that such amendments, modifications or reductions would have affected Transferred Employees if the Transferred Employees had remained in the employment of the Sellers, and the Purchaser shall be entitled, but not obligated, to make conforming amendments or modifications with respect to, or conforming reductions with respect to benefits levels under, the corresponding Purchaser’s Defined Contribution Plans.

(b)           The Purchaser shall take all actions reasonably necessary to complete the enrollment process for the Transferred Employees so that such Transferred Employees will be able to commence participation in the Purchaser’s Defined Contribution Plan as soon as practicable following the Closing Date.

(c)           To the extent allowable by Law, the Purchaser shall take any and all necessary actions to cause the trustee of a Purchaser’s Defined Contribution Plan, if requested to do so by a Transferred Employee, to accept a direct rollover of all or a portion of such Transferred Employee’s distribution from the Sellers’ Defined Contribution Plan.

(d)           Notwithstanding any other provision of this Agreement, the Purchaser hereby agrees that, through the first anniversary of the day before the Closing Date, Purchaser’s Defined Contribution Plans shall not be terminated or suspended with respect to coverage thereunder of the Non-Union Employees who are also Transferred Employees, nor shall any amendment of the Purchaser’s Defined Contribution Plans be made which contradicts this Section 14.06(d) or otherwise effectively reduces or eliminates the total value of benefits to be provided under the Purchaser’s Defined Contribution Plans for any such Non-Union Employees who are also Transferred Employees during such one (1) year period, except as may be required by the applicable government agency or by Law to ensure continued compliance with the Code or ERISA. Purchaser further agrees that Purchaser’s Defined Contribution Plans, with respect to coverage thereunder of Hourly Employees, will be in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such Hourly Employees as of the Closing Date, as further explained in Section 14.03.

14.07       Defined Benefit Plans.

(a)           The Sellers offer certain defined benefit plans to its employees (the “Sellers’ Defined Benefit Plans”). Immediately prior to the Closing, Sellers shall cause each of the Transferred Employees to become fully vested in all of their account balances under the Sellers’ Defined Benefit Plans. As of the Closing Date, the Purchaser or one or more of its Affiliates shall establish one or more defined benefit plans to cover the Transferred Employees or shall include such Transferred Employees in currently established defined benefit plans (collectively, “Purchaser’s Defined Benefit Plans”). The Purchaser’s Defined Benefit Plans shall provide the Transferred Employees with substantially similar features of Sellers’ Defined Benefit Plans in effect as of the Closing Date, including, but not limited to provisions regarding credited service for eligibility and vesting, compensation, computation of benefit levels, eligibility for a benefit and the form and timing of a benefit distribution, early retirement opportunities, disability retirement opportunities, and other existing subsidies.  The Purchaser’s Defined Benefit Plans shall provide that credited service for eligibility and vesting, and entitlement to benefits (but not for purposes of benefit accruals or other benefit factors, except and only to the extent such benefit factors are expressly required pursuant to the terms of an applicable Collective Bargaining Agreement) under the Sellers’ Defined Benefit Plans (including recognition of original hire date therewith) shall be recognized under Purchaser’s Defined Benefit Plans. Notwithstanding anything to the contrary herein, the Sellers agree to provide to the Purchaser descriptions of any material amendments, modifications, or reductions to the benefits under any of the Sellers’ Defined Benefit Plans which are made within one year of the Closing Date to the extent Sellers reasonably conclude that such amendments, modifications or reductions would have affected Transferred Employees if the Transferred Employees had remained in the employment of the Sellers, and the Purchaser shall be entitled, but not obligated, to make conforming amendments or modifications with respect to, or conforming reductions with respect to benefits levels under, the corresponding Purchaser’s Defined Benefit Plans. In relation to the Assumed Canadian Plan, Smurfit Canada shall, in accordance with clause (p) of the definition of Purchased Assets, instruct the trustee appointed under the master trust agreement between Smurfit Canada and such trustee (the “Master Trust”), forthwith after the Closing Date, to redeem units of the Master Trust held by the trustee of the Assumed Canadian Plan for cash or marketable securities in such manner as agreed to by the Purchaser and Sellers, acting reasonably, subject to and in accordance with the terms of the Master Trust. Smurfit Canada shall instruct the trustee of the Master Trust to transfer the redeemed units to the pension fund of the Assumed Canadian Plan as designated by the Purchaser in such manner as agreed to by the Purchaser and Sellers. Smurfit Canada and the Purchaser shall do all other things necessary so as to effect the cessation of the Assumed Canadian Plan as a participating plan under the Master Trust effective as of the Closing Date.

(b)           The Sellers shall freeze all credited service for vesting and benefit accrual purposes as of the Closing Date for all Transferred Employees participating in and covered by Seller’s Defined Benefit Plans, other than the Assumed Canadian Plan.

(c)           Notwithstanding any other provision of this Agreement, the Purchaser hereby agrees that, through the first anniversary of the day before the Closing Date, Purchaser’s Defined Benefit Plans shall not be terminated or suspended with respect to coverage thereunder of the Non-Union Employees who are also Transferred Employees, nor shall any amendment of the Purchaser’s Defined Benefit Plans be made which contradicts this Section 14.07(c) or otherwise effectively reduces or eliminates the total value of benefits to be provided under Purchaser’s Defined Benefit Plans for any Non-Union Employees who are also Transferred Employees during such one (1) year period, except as may be required by the applicable government agency or by Law to ensure continued compliance with the Code or ERISA. Purchaser further agrees that Purchaser’s Defined Benefit Plans, with respect to coverage thereunder of Hourly Employees, will be in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such Hourly Employees as of the Closing Date, as further explained in Section 14.03.

14.08   Workers’ Compensation.   The Sellers shall remain solely responsible for liability arising from workers’ compensation claims, both medical and disability, or other government-mandated programs which are based on events, accidents and injuries which occur prior to the Closing Date, regardless of the date such events, accidents or injuries are reported. The Purchaser shall be solely responsible for claims of Transferred Employees for events, accidents and injuries that occur on or after the Closing Date.

14.09   Miscellaneous Employee Matters.   With respect to employment Tax matters (i) purchaser shall assume SSCE’s entire obligation to prepare, file, and furnish IRS W-2s with respect to the Transferred Employees; (ii) Purchaser and SSCE shall agree to elect the “predecessor-successor” basis for each Transferred Employee pursuant to the alternate procedures described by Section 5 of Revenue Procedure 2004-53, 34 I.R.B. 320 and (iii) Purchaser and Sellers shall work in good faith to adopt similar procedures under applicable wage payment, reporting and withholding Laws in all appropriate jurisdictions.

14.10       Treatment of Equity Incentives.

(a)           Effective as of the Closing, Sellers shall cause the following equity incentive awards which are outstanding immediately prior to the Closing to vest as follows:

(i)            all restricted stock units held by Transferred Employees as of the Closing Date under the 2004 SSCE Long Term Incentive Plan (“LTIP”) shall become fully vested as of the Closing Date; and

(ii)           all options, except options listed in (b)(i) below, shall become fully vested as of the Closing Date and remain exercisable by the Transferred Employee for ninety (90) days after the Closing Date; except, that a Transferred Employee who meets the retirement provisions set forth within the LTIP may exercise his or her options for a period that is the lesser of: (x) five (5) years from the Closing Date; or (y) the expiration of the option’s term under the LTIP; and

(iii)          any company premium restricted stock units received under the SSCE Management Incentive Plan (“MIP”) if the Transferred Employee satisfies the retirement provisions set forth in the restricted stock unit agreements and continues the deferral of the respective non-premium restricted stock units received under the MIP in accordance with the original three year deferral period for each non-premium restricted stock unit, the premium restricted stock units shall become fully vested, settled in shares and distributed to participants under the cycle set forth in the restricted stock unit agreement (i.e., three years from the deferral date); provided, however, that any such premium restricted stock units held by a Transferred Employee that do not otherwise become fully vested as described above shall instead vest at such times as such premium restricted stock units would have vested pursuant to the terms of the MIP and the applicable award agreements thereunder if the Transferred Employee had remained employed with Sellers through the applicable vesting dates, subject to the Transferred Employee’s continued employment with Purchaser and its Affiliates through such applicable vesting dates.

(b)           Effective as of the Closing, the following equity incentive awards held by Transferred Employees which are outstanding immediately prior to the Closing shall be forfeited as described below to the extent provided under the terms of the applicable Employee Plans or award agreements:

(i)            all performance options granted on or after January 1, 2006 under the LTIP shall be forfeited as of the Closing Date; and

(ii)           any company premium restricted stock units received under the MIP that do not otherwise become vested in accordance with Section 14.10(a)(iii) above.

(c)           The Sellers and Purchaser agree that any Tax deduction attributable to the vesting or exercise of any options to acquire SSCC common stock held by any Transferred Employee are Tax deductions of the Sellers and to file all Tax returns consistent with this agreement and not take any action that is inconsistent with this agreement.

14.11   Multiemployer Plan Liabilities.   A list of the Multiemployer Plans that Sellers are currently obligated to contribute to pursuant to the Collective Bargaining Agreements is set forth on Section 14.11 of the Disclosure Schedule. Purchaser is assuming hereunder such Collective Bargaining Agreements and, hence, Sellers’ obligations under the Multiemployer Plans commencing on and after the Closing. Accordingly, to the extent required under Section 4204 of ERISA to avoid the imposition of any withdrawal liability on Sellers in connection with the Closing, Purchaser shall (x) contribute to the Multiemployer Plans for substantially the same number of contribution base units for which Sellers had an obligation to contribute under such Collective Bargaining Agreements and (y) provide to each of the Multiemployer Plans for a period of five plan years commencing with the first plan year beginning after the Closing, a bond to be obtained by Purchaser issued by a corporate surety corporation, a sum to be provided by Purchaser held in escrow by a bank or similar financial institution, or an irrevocable letter of credit held in escrow to be obtained by Purchaser, equal to the greater of (I) the average annual contribution required to be made by Sellers under each Multiemployer Plan for the three plan years preceding the plan year in which the Closing occurs (which amounts with respect to the Multiemployer Plans as actually made for the three preceding plan years are set forth on Section 14.11 of the Disclosure Schedule), or (II) the annual contributions that Seller was required to make under each Multiemployer Plan for the last plan year prior to the plan year in which the Closing occurs. Purchaser and Sellers shall cooperate to obtain a waiver of the bond, escrow, or letter of credit held in escrow set forth above.  The bond, escrow or letter of credit shall be paid by the Purchaser to the applicable Multiemployer Plan if Purchaser withdraws from or fails to make a contribution to the Multiemployer Plan at any time during the first five plan years beginning after the Closing Date; provided, however, that if on or after the Closing Date, and within the 2006 plan year for the applicable Multiemployer Plan, the Purchaser withdraws from or fails to make a required contribution to such Multiemployer Plan, the Purchaser will be solely liable to such Multiemployer Plan for such withdrawal liability. As required by Section 4204 of ERISA, if Purchaser’s actions result in a complete or partial withdrawal in the 2006 plan year for the Multiemployer Plan or during the first five plan years beginning after the Closing Date, Sellers shall be secondarily liable for any withdrawal liability they would have had to the applicable Multiemployer Plan if the liability of the Purchaser is not paid; however, Seller retains the right to seek remedies, as provided for in this Agreement, for any breach by Purchaser of the provisions in this Section 14.11.

Notwithstanding anything to the contrary set forth in this Section 14.11, SSCE and Purchaser shall split equally all costs and expenses (including reasonable attorneys’ fees) of Purchaser in connection with any bond, escrow, letter of credit or other form of credit support which Purchaser obtains to satisfy the requirements of Section 4204 of ERISA. Either Purchaser or Sellers shall promptly notify the other party of any demand for payment of withdrawal liability received by Purchaser or Sellers from any Multiemployer Plan.

14.12       Funding Deficiency of the Assumed Canadian Plan.

(a)           With respect to the Assumed Canadian Plan, the Sellers covenant and agree to cause Mercer Human Resource Consulting (“Mercer”) to perform and deliver to the Sellers and Purchaser prior to Closing an actuarial analysis of the estimated funded status of the Assumed Canadian Plan on a solvency basis as of the Closing Date using the assumptions listed in Schedule 14.12 of the Disclosure Schedule.

(b)           On or immediately prior to the Closing Date, SSCC shall pay Purchaser an amount equal to the estimated solvency deficiency for the Assumed Canadian Plan described in Section 14.12(a), not to exceed the lesser of the amount of the maximum permitted contribution under the Income Tax Act (Canada) and  $2,100,000 (Canadian).

(c)           At the option of SSCC or the Purchaser, Mercer will perform an actual actuarial analysis of the funded status of the Assumed Canadian Plan on a solvency basis as of the Closing Date using the assumptions listed in Schedule 14.12 of the Disclosure Schedule and taking into account the payment made under Section 14.12(h). If there is an actual solvency deficiency as described in the prior sentence, SSCC shall pay to Purchaser the amount equal to the actual solvency deficiency. If Mercer determines that the Assumed Canadian Plan has an actual solvency surplus as of the Closing Date, then Purchaser will pay SSCC the lesser of: the actual solvency surplus, or the payment made under Section 14.12(b).

(d)           Sellers and Purchaser shall each be liable for 50% of all professional fees and expenses incurred in respect of the Mercer analyses described in Section 14.12(a) and (c) above. Purchaser and their actuaries shall have a right to review and comment on any analysis prepared by Mercer, and shall have access to any work papers of Mercer used in preparation of the actuarial analysis.

(e)           Notwithstanding any other provision of this Agreement to the contrary, Seller’s liability for the funding deficiency under this Section 14.12 is limited in the aggregate to a maximum to $2,100,000 (Canadian).

ARTICLE XV

Certain Other Understandings

15.01   Post Closing Access to Records and Records Retention.

(a)           The Purchaser and the Sellers shall provide each other with such assistance as may reasonably be requested by the other in connection with the preparation of any return or report of Taxes, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis during normal business hours to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. The Purchaser and the Sellers will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(b)           Without limiting Section 15.01(a) above, in order to facilitate the resolution of any claims made by or against any third party (other than any such claims made by or against the other party) after the Closing, upon reasonable notice, each party hereto shall, after the Closing but subject to any confidentiality obligation to a third Person, maintenance of attorney-client privilege and any other bona fide and good faith restriction on its ability to provide information or access:  (i) afford the officers, employees and authorized agents and representatives of the other party reasonable access, during normal business hours, to the offices, properties, books and records of such party with respect to the operation of the Business that are in the possession of such party, (ii) furnish to the officers, employees and authorized agents and representatives of the other party such additional financial and other information regarding the Business as the other party may from time to time reasonably request and (iii) make available to the other party, the employees of such party whose assistance, testimony or presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of such party. In no event shall any Seller have access to the tax returns of Purchaser.

(c)           Each party hereto agrees for a period extending five (5) years after the Closing Date not to destroy or otherwise dispose of any records relating to the Business and to the period prior to Purchaser’s acquisition of the Purchased Assets. After such five (5) year period, such party may destroy or otherwise dispose of such records if such party shall offer in writing to surrender such records to the other party and the other party shall fail to agree in writing to take possession thereof during the thirty (30) day period after such offer is made.

15.02   Consents Not Obtained at Closing.   SSCE agrees to attempt diligently to obtain any necessary consents which may be required to effect the assignment to the Purchaser of the Assumed Contracts and Permits and the Purchaser will diligently cooperate with SSCE in obtaining the same, and will take such steps as reasonably requested by SSCE with respect thereto. Sellers and Purchaser acknowledge and agree that they shall diligently cooperate in identifying and obtaining the transfers of existing and the issuance of new Permits, including Environmental Permits. Prior to the Closing, the Sellers will consult with Purchaser with respect to the obtaining of such consents, will keep Purchaser apprised of the status thereof and will allow Purchaser to participate in any discussions or negotiations relating to such consents. Purchaser agrees to furnish the Sellers with financial and other information relating to Purchaser reasonably requested by the parties from whom the consent is being obtained. In obtaining such consents, Sellers will not agree to any material modifications of any material terms of such contracts and Permits without the consent of Purchaser (which consent shall not be unreasonably withheld). If Sellers are not able to obtain any such required consents as of the Closing, upon the request of Purchaser during the 6-month period from the Closing Date, Sellers will use reasonable commercial efforts to obtain such consents necessary to transfer such contracts and Permits to Purchaser (and upon transferring any such contract or Permit to Purchaser after obtaining the necessary consents, such contract or Permit, as the case may be, shall be considered an Assumed Contract and a Purchased Asset under this Agreement). Except as provided in Section 5.04(b), in such cases where such consents have not been obtained by the Closing Date, this Agreement, to the extent permitted by Law, shall constitute an equitable assignment by the Sellers to the Purchaser of all of the Sellers right, benefit, title and interest in and to the Assumed Contracts, and the Purchaser shall be deemed to be the Sellers’ agent for the purpose of completing, fulfilling and discharging all of the Sellers’ rights and liabilities arising after the Closing Date under the Assumed Contracts, and the Sellers shall take all reasonably necessary steps and actions to provide the Purchaser with the benefits of such contracts and commitments.

15.03   Bulk Sale Waiver and Indemnity.   The parties hereto acknowledge and agree that no filings with respect to any bulk sales or similar laws have been made, nor are they intended to be made, nor are such filings a condition precedent to the Closing. Notwithstanding the foregoing, the Sellers shall indemnify and save harmless the Purchaser, its directors, officers, employees, agents and shareholders, on an after-tax basis, from and against all claims which may be made or brought against them or Losses which they may suffer or incur, directly or indirectly, arising out of such non-compliance other than claims or Losses relating to the Assumed Liabilities.

15.04   Use of Business Names.

(a)           Purchaser and its Affiliates may use the supply of product literature and advertising that is part of the Inventories until such supply is exhausted or until the end of the period of 180 days after the Closing Date (the “Initial Phase-out Period”), whichever occurs earlier. If the supply is exhausted before the end of the Initial Phase-out Period, the product literature and advertising may be reprinted, provided that the reprinted versions contain the following changes:

(i)            deletion of “Smurfit-Stone” in any form including but not limited to the Smurfit-Stone logos; and

(ii)           if desired by the Purchaser and its Affiliates, the addition of the phrase “formerly manufactured by Smurfit-Stone Container Corporation”;

and provided that all use of the reprinted literature and advertising will terminate no later than one (1) year from the Closing Date (the “Final Phase-out Period”).

(b)           Purchaser and its Affiliates may sell and otherwise distribute the supply of products that is part of the Inventories, even though the products bear a Smurfit-Stone logo or other Smurfit-Stone designation, until such supply is exhausted or until the end of the Initial Phase-out Period, whichever occurs earlier. Product made by the Purchaser and its Affiliates after the Closing Date may, if desired by the Purchaser and its Affiliates, bear a decal or other identification with the words “formerly manufactured by Smurfit-Stone Container Corporation,” provided that no product is manufactured, sold or distributed bearing “Smurfit-Stone” or “Smurfit-Stone Container Corporation” in any form and after the end of the Final Phase-out Period, by the Purchaser or its Affiliates.

(c)           The Purchaser and its Affiliates may use the supply of stationery and invoices that is part of the Inventories until such supply is exhausted or until the end of the Initial Phase-out Period, whichever occurs earlier, provided that these materials are modified by sticker, decal or similar means to obliterate the appearance of “Smurfit-Stone” in any form, including but not limited to a Smurfit-Stone logo.

(d)           The Purchaser shall remove all “Smurfit-Stone” signs from the premises it acquires under this Agreement within six (6) months after the Closing Date; provided, however, that Purchaser shall have up to nine (9) months after the Closing Date to remove such signage from trucks and service vehicles.

(e)           Other than as provided above in this Section 15.04, no use of Smurfit-Stone in logo form or in any other manner shall be made by the Purchaser or its Affiliates, except as required by applicable Law or in a neutral non-trademark manner to refer to the history of the Business. Neither the Purchaser nor its Affiliates shall acquire or adopt any name, trademark or trade dress similar or confusingly similar to any name or trademark retained by Smurfit-Stone under this Agreement.

(f)            For 90 days after Closing, Sellers shall display on their website a mutually-agreeable statement about the sale of the Business and link to Purchaser’s website.

15.05   Communications and Remittances.   (a) All mail, communications, notices and/or remittances regarding sales, reimbursements or credits relating to sales after the Closing Date possessed or received by the Sellers at any time after the Closing Date shall be promptly turned over to the Purchaser by the Sellers. The Sellers shall cooperate with the Purchaser and take such actions as the Purchaser may reasonably request, to assure that customers of the Business send such remittances directly to the Purchaser, and to assure that such remittances from customers of the Business which are improperly sent to the Sellers are not commingled with the Sellers’ assets, but are promptly delivered to the Purchaser.

(b)           All mail, communications, notices and/or remittances regarding sales, reimbursements or credits relating to sales prior to the Closing Date, possessed or received by the Purchaser at any time after the Closing Date shall be promptly turned over to the Sellers by the Purchaser. The Purchaser shall cooperate with the Sellers, and take such actions as the Sellers may reasonably request, to assure that such remittances improperly sent to Purchaser are not commingled with the Purchaser’s assets, but are promptly delivered to the Sellers.

(c)           Promptly upon Closing, the parties agree to send a joint communication to trade customers relating to changes in address for remittances and other correspondence.

15.06   Access to Insurance Coverage.   The Sellers shall use reasonable best efforts to arrange for the Purchaser to be added as additional named insured to all of the Sellers’ and their Affiliates’ insurance policies (or renewal or replacement policy in respect thereof) covering the Business and the Purchased Assets as of the Closing Date such that (and only for the purpose that) claims made against the Purchaser or its Affiliates in respect of events occurring prior to the Closing Date to the extent, if any, constituting Assumed Liabilities, would be covered in the same manner and to the same extent as if the Closing had not occurred, provided that the Sellers and their Affiliates shall not be required to maintain any such insurance policy (or renewal or replacement policy in respect thereof) in effect more than two years after the Closing Date. If the Purchaser elects to have the Sellers arrange the coverage described herein, the Sellers and the Purchaser shall work together to attempt to implement such coverage, but the Purchaser shall be solely responsible for reviewing the terms of any such endorsement to ensure that it is satisfied with the coverage that would be provided thereby. The Sellers agree that insurance claims by the Purchaser under the Sellers’ and their Affiliates’ insurance policies shall receive the same priority and be subjected to any deductibles and retentions equitably with all claims by Sellers or their Affiliates under such policies. If, despite its reasonable best efforts, the Sellers are not able to implement such coverage, the Non-Assumed Liabilities shall be deemed to include all liabilities and obligations relating to the Business and Purchased Assets to the extent covered by Sellers or their Affiliates’ existing insurance policies, binders and programs, and Section 2.07(c) shall be deemed amended accordingly; provided, however such liabilities and obligations relating to the Business and Purchased Assets shall only constitute Non-Assumed Liabilities to the extent of the proceeds of insurance actually recovered by the Sellers or their Affiliates, and if there are any deductibles or retention costs applied consistently with the equitable principles of this Section 15.06, the deductible amounts and retention costs plus any costs to collect such insurance proceeds, including reasonable attorney fees and expenses, shall constitute Assumed Liabilities. The Sellers shall cooperate with Purchaser, at Purchaser’s expense, in and use commercially reasonable efforts to pursue the collection of all such insurance proceeds in respect of claims made by Purchaser. Purchaser shall be obligated to pay (and in any event reimburse the Sellers promptly on demand from time to time for) any reasonable out-of-pocket costs or expenses incurred by the Sellers in connection with this Section 15.06; such reasonable costs and expenses shall in any event be considered to include any premium increases (including retroactive premium adjustments) to the extent attributable to claims made under this Section 15.06. Notwithstanding anything herein to the contrary, Purchaser and Sellers agree to work in good faith between the date of this Agreement and the Closing Date to investigate the availability of separate insurance coverage for Purchaser for environmental liabilities with comparable coverage as Sellers policies related to events occurring prior to the Closing Date. Purchaser shall determine in its sole discretion whether to purchase any such policy.

15.07   Covenant Not to Compete; Non-Solicitation.   (a) Each of the Sellers covenants and agrees that on and after the Closing until the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), subject to Section 15.07(b), Sellers shall not, and shall cause their respective Affiliates to not, engage, directly or indirectly, in the ownership, management, operation or control of a business which manufactures and/or sells Restricted Products (“Restricted Business”) in the United States, Canada and Mexico.

(b)           Notwithstanding anything to the contrary contained in Section 15.07(a), SSCE and its Affiliates shall be permitted to, directly or indirectly:

(i)           acquire and own not more than five percent (5%) of any class of securities of any Person listed on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System or over-the-counter who operates, manages or controls a Restricted Business;

(ii)          acquire any Person (whether through the purchase of stock or assets or by way of merger, consolidation or other transaction) who owns, operates, manages or controls a Restricted Business so long as the gross revenues of such acquired Person from the Restricted Business in the most recently completed fiscal year of such acquired Person do not exceed fifteen percent (15%) of the gross revenues of such acquired Person; provided, however, after the third (3rd) anniversary of the Closing Date, SSCE or its Affiliates shall be permitted to acquire any Person who owns, operates, manages or controls a Restricted Business regardless of the revenues or the percentage of revenues such Restricted Business represents of the acquired Person;

(iii)         be acquired by any other Person even though such acquiring Person may own, operate, manage or control a Restricted Business; provided, that in the event that shareholders of SSCE or its applicable Affiliate do not receive solely cash in such transaction, this exception shall only apply if the shareholders of the acquiring third Person will following such transaction own in excess of 50% of both the voting securities and economic interests in the surviving entity;

(iv)         perform their obligations or exercise their rights as set forth under the Transition Services Agreement; and

(v)          continue to manufacture, develop and sell corrugated products (other than Restricted Products) of businesses being operated by SSCE and its Affiliates as of the date of this Agreement.

For the avoidance of doubt, Sellers and Purchasers agree that (i) any joint venture to which SSCE or any of its Affiliates is currently a party and which SSCE or any of its Affiliates does not control shall not be subject to the provisions contained in this Agreement and (ii) neither party to this Agreement shall be prevented from developing, manufacturing and selling any products (other than Restricted Products, in the case of the Sellers and their Affiliates) which neither party currently manufactures or sells. For purposes of the foregoing statement, control shall mean either ownership of a majority of the voting interests or having the role of a general partner, managing member or the equivalent in such joint venture or  affiliation with or the  right to designate a majority of the members of a board of directors or a board of managers or control by virtue of contractual rights to manage or direct such business.

(c)           “Restricted Products” shall mean (i) folding carton and coated recycled board products, (ii) multiwall bags, (iii) labels or (iv) flexible packaging products.

(d)           During the Restricted Period, Sellers will not, and will not permit any of their respective Affiliates to induce any customers or suppliers of the Business as of the Closing Date to cease doing business with the Business, or otherwise interfere with or attempt to interfere with the business relations of any such Person with Purchaser, its Affiliates or any successor to the foregoing.

(e)           On and after the Closing until the first anniversary of the Closing Date, Sellers will not, and will not permit any of their respective Affiliates, to, without the Purchaser’s prior written consent, directly or indirectly, solicit, encourage, entice or induce any Person who is (or was within the prior three months) a Transferred Employee to terminate their employment with Purchaser.  Notwithstanding the foregoing, the covenant in this Section 15.07(e) shall not restrict Sellers or any of their Affiliates from employing personnel from the Purchaser who respond to general solicitations of employment from the Sellers or any of their Affiliates or who approach Sellers or any of their Affiliates directly and independently.

(f)            On and after the Closing until the first anniversary of the Closing Date, Sellers will not, and will not permit any of their respective Affiliates, to, without the Purchaser’s prior written consent, hire any of the Business Employees listed in Section 15.07(f) of the Disclosure Schedule.

(g)           Except as set forth in Section 15.07(g) of the Disclosure Schedule, on and after the Closing until the first anniversary of the Closing Date, Purchaser and any successor to the Business will not, and will not permit any of their Affiliates to, without SSCE’s prior written consent, directly or indirectly, solicit, encourage, entice or induce any Person who is (or was within the past three months) an employee of SSCE or its Affiliates to terminate their employment with SSCE or its Affiliates. Notwithstanding the foregoing, the covenant in this Section 15.07(f) shall not restrict Purchaser or any of its Affiliates from employing personnel from SSCE or its Affiliates who respond to general solicitations of employment from the Purchaser or its Affiliates or who approach Purchaser or its Affiliates directly and independently.

(h)           The Restricted Period and the periods referenced in Section 15.07(e), (f) and (g) shall be tolled during any period of violation of these covenants by a party and during any other period required for litigation during which a party seeks to enforce this covenant against any violating party.

(i)            In the event that any of the covenants contained in this Section 15.07 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too extensive in any other respect, the covenants contained in this Section 15.07 shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court in such action. The parties hereto acknowledge that both the length of time and the geographic scope are considered by them to be reasonable given the nature of the Business and are necessary to the protection of the goodwill of the Business.

(j)            The restrictive covenants contained in this Section 15.07 are each covenants independent of any other provision of this Agreement, and the existence of any claim which a party may allege against any other party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants. The Sellers acknowledge that Purchaser is purchasing the goodwill of the Business and the covenants contained in this Section 15.07 for the benefit of the Purchaser are essential to the protection of Purchaser’s investment in the Business and that Purchaser would not purchase the Business but for these covenants. The parties hereto agree that a breach by any other party hereto of this Section 15.07 shall cause irreparable harm and that the remedies at law for any breach or threat of breach of the provisions of this Section 15.07 shall be inadequate, and that such party shall be entitled to an injunction or injunctions to prevent breaches of this Section 15.07 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party may be entitled at law.

(k)           For income Tax purposes only, the parties hereto agree that a portion of the Purchase Price shall be allocated to the covenant provided for in this Section 15.07 and such amount shall be included in the Purchase Price Allocation Schedule.

15.08   Sales Alliance.   Subject in all events to compliance with applicable Law, SSCE and the Purchaser agree to negotiate in good faith a joint agreement or arrangement following the Closing pursuant to which certain sales representatives of SSCE and the Business will continue to sell products of the other party and in return receive reasonable and arms-length sales commissions.

ARTICLE XVI

Miscellaneous

16.01   Cost and Expenses.   The Purchaser will pay its own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the purchase of the Purchased Assets and the other transactions contemplated by this Agreement (except as otherwise specifically provided for herein); and the Sellers will pay their own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the sale of the Purchased Assets and the other transactions contemplated by this Agreement (except as otherwise specifically provided for herein).

16.02   Entire Agreement.   The Disclosure Schedule and the Exhibits referenced in this Agreement are incorporated into this Agreement and together with the other Transaction Documents contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder, and supersede all negotiations, representations, warranties, commitments, offers, contracts and writings prior to the date hereof. No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

16.03   Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

16.04   Assignment, Successors and Assigns.   The respective rights and obligations of the parties hereto shall not be assignable without the prior written consent of the other parties; provided, however, that the Purchaser may assign all or part of its rights (including in respect of any particular Purchased Assets and/or Assumed Liabilities) under this Agreement and delegate all or part of its obligations under this Agreement (i) to one or more business entities who are Affiliates, in which event all the rights and powers of the Purchaser and remedies available to it under this Agreement shall extend to and be enforceable by each such Affiliate and (ii) as a pledge of its rights hereunder to its financing sources as collateral security. Any such assignment and delegation shall not release the Purchaser from its obligations under this Agreement, and further the Purchaser guarantees to the Sellers the performance by each such Affiliate of its obligations under this Agreement. In the event of any such assignment and delegation the term “Purchaser” as used in this Agreement shall be deemed to refer to each such Affiliate of the Purchaser where reference is made to actions to be taken with respect to the acquisition of the Business or Purchased Assets, and shall be deemed to include both the Purchaser and each such Affiliate where appropriate. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

16.05   Savings Clause.   If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof.

16.06   Headings.   The captions of the various Articles and Sections of this Agreement have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Agreement.

16.07   Risk of Loss.   Risk of loss, damage or destruction to the Purchased Assets shall be upon the Sellers until the Closing, and shall thereafter be upon the Purchaser.

16.08   Governing Law.   The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of New York, excluding the “conflict of laws” rules thereof.

16.09   Press Releases.   Pending Closing, all notices to third parties and all other publicity relating to the transactions contemplated by this Agreement shall be jointly planned, coordinated, and agreed to by the Purchaser and SSCE, except to the extent disclosures are required by Law.

16.10   U.S. Dollars.   All amounts expressed in this Agreement and all payments required by this Agreement are in United States dollars.

16.11   Survival.   All representations and warranties and covenants and agreements made by any party in this Agreement shall be deemed made for the purpose of inducing the other party to enter into this Agreement and shall survive the Closing, subject, in the case of certain covenants, representations and warranties, to the time limitations set forth in Section 12.01.

16.12   Notices.   (a) All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person, or sent by facsimile or sent by certified mail, postage prepaid, and properly addressed as follows:

To Either Seller:

Smurfit-Stone Container Enterprises, Inc.
8182 Maryland Avenue
St. Louis, MO  63105
Fax:  (314) 746-1281
         Attention:  Craig A. Hunt, General Counsel

With Copy To:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL  60601
Fax:  (312) 558-5700
         Attention:  Joseph A. Walsh, Jr.

To The Purchaser:

Bluegrass Container Company, LLC
c/o Texas Pacific Group
301 Commerce Street
Suite 3300
Fort Worth, TX 76102
Fax: (817) 871-4010
         Attention:  General Counsel

With Copy To:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Fax: 212-455-2502
         Attention:  David J. Sorkin and Andrew W. Smith

(b)           Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to  have been given until it is actually received by the party sought to be charged with its contents.

(c)           All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 16.12 if delivered personally or by air courier, shall be effective upon delivery; if sent by facsimile, shall be delivered upon receipt of proof of transmission and if delivered by mail, shall be effective upon deposit in the United States mail, postage prepaid.

16.13   No Third Party Beneficiaries.   This Agreement is solely for the benefit of the Sellers and their respective successors and permitted assigns with respect to the obligations of Purchaser under this Agreement, and for the benefit of Purchaser and its successors and permitted assigns with respect to the obligations of the Sellers under this Agreement. This Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

16.14   Jurisdiction and Consent to Service.   Each of the Sellers and Purchaser (i) agree that any suit, action or proceeding arising out of or relating to this Agreement may be brought in the federal courts located in the city of Chicago, Illinois; (ii) consents to the non-exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (iii) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (iv) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

16.15   Equitable Remedies.   Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement of this Agreement, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches of any covenant or agreement of this Agreement and (b) will waive, in any action for specific performance, the defense of the adequacy of a remedy at law.

16.16   WAIVER OF A JURY TRIAL.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL

PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16.17   No Presumption Against Drafter.   Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

16.18   Planning Act (Ontario).   This Agreement and the transactions reflected herein insofar as they relate to the Brampton Plant are subject to compliance with Section 50 of the Planning Act (Ontario).

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement the day and year first above written.

SMURFIT-STONE CONTAINER ENTERPRISES, INC.

By:	/s/ Patrick J. Moore
Title:

SMURFIT-STONE CONTAINER CANADA INC.

By:	/s/ Patrick J. Moore
Title:

BLUEGRASS CONTAINER COMPANY, LLC

By:	/s/ Michael MacDougall
Title:

1

Exhibits

Exhibit	Description
A	Assumption Agreement
B	Current Assets and Current Liabilities
C	[Intentionally Omitted]
D	Licensing Agreement
E	Business terms of Supply Agreements
F	Transition Services Agreement
G	Form of Special Warranty Deed
H	Form of Lease Assignment
I	Form of FIRPTA Certificate
J-1	Shared Facility Lease Terms - Hodge Mill
J-2	Sublease Terms - Des Moines
J-3	Shared Facility Lease Terms - Wabash Mill and Ohio Mill
J-4	Shared Facility Lease Terms - Pennsylvania Mill
K	[Intentionally Omitted]
L	Debt Financing Commitment
M	Equity Financing Commitment
N	Management Balance Sheet

2

Schedules

1.02:	Cap Ex Schedule

1.02:	Intellectual Property

1.02:	Retained Assets

1.02:	IRB Debt

1.02:	Minority Investments

1.04:	Knowledge

2.07(c)(ii):	Assumed Liabilities

2.07(c)(vi):	Non-Assumed Litigation

5.02:	Conduct Pending Closing

5.02(k):	Employees Who May Be Solicited By Sellers

5.04:	Developed Software

5.11(a):	Survey for Carol Stream Subdivision

5.12:	Shared Leased Equipment and Autos

6.02(a):	Insured Parcels

7.01:	Equity Interests

7.03(a):	Third Party Contracts Requiring Consents

7.03(b):	No Violation and Consents – Seller

7.06:	Material Contracts

7.07(b):	Undisclosed Liabilities

7.08:	Absence of Changes

7.10:	Title to Properties

7.11:	Title to Tangible Personal Property

7.12:	Intellectual Property

7.13:	Litigation

3

7.14:	Compliance with Laws

7.15(a):	Collective Bargaining Agreements

7.15(b):	Labor Matters

7.15(e):	Plant Closings and Layoffs

7.16:	Employee Plans

7.16(c):	Withdrawal Liability

7.17:	Taxes

7.18:	Licenses and Permits

7.19:	Environmental Matters

7.21:	Related Party Transactions

9.05:	Required Third Party Consents and Approvals

9.07:	Other Indebtedness

14.01:	Non-Union Employees

14.01(a)(iv):	Information Technology Employees

14.11:	Multiemployer Plans

14.12:	Actuarial Assumptions

15.07(f):	Non-hirable Employees

15.07(g):	Non-solicitation of Employees (Purchaser)

4